Exhibit 99.2

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Financial Statements

September 30, 2013

(Unaudited)

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

The Board of Directors and Stockholders

Shinhan Financial Group Co., Ltd.:

Reviewed financial statements

We have reviewed the accompanying condensed consolidated interim financial statements of Shinhan Financial Group Co., Ltd. and its subsidiaries (collectively the “Group”), which comprise the consolidated interim statement of financial position as of September 30, 2013, the consolidated interim statement of comprehensive income for the three month and nine month periods ended September 30, 2013 and 2012, the consolidated interim statement of changes in equity and cash flows for the nine month periods ended September 30, 2013 and 2012 and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ review responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No.1034 Interim Financial Reporting.

Highlights

As discussed in note 3 to the condensed consolidated interim financial statements, the Group adopted K-IFRS 1110 and re-assessed the control relationships for its investees. The Group applied this change in accounting policies retrospectively, and accordingly restated the comparative information of the consolidated statement of financial position as of December 31, 2012, the consolidated statement of comprehensive income for the three month and nine month period ended September 30, 2012, and the consolidated statements of changes in equity and cash flows for the nine month period ended September 30, 2012.

Other matters

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying condensed consolidated interim financial statements are for use by those knowledgeable about Korean review standards and their application in practice.

The consolidated statement of financial position of the Group as of December 31, 2012, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us and our report thereon, dated March 18, 2013, expressed an unqualified opinion. The accompanying consolidated statement of financial position of the Group as of December 31, 2012, presented for comparative purposes, is not different from that audited by us in all material respects except as described in note 3.

KPMG Samjong Accounting Corp.

Seoul, Korea

November 13, 2013

This report is effective as of November 13, 2013, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Financial Position

As of September 30, 2013 and December 31, 2012

(Unaudited)

(In millions of won)	Note	2013		2012
Assets
Cash and due from banks	4,7	￦	20,801,821	13,507,249
Trading assets	4,8		18,356,003	16,654,255
Financial assets designated at fair value through profit or loss	4,9		3,239,154	2,542,333
Derivative assets	4,10		1,858,969	2,170,765
Loans, net	4,11		204,910,405	200,288,636
Available-for-sale financial assets	4,12		33,518,406	36,283,918
Held-to-maturity financial assets	4,12		10,764,425	11,659,682
Property and equipment, net			3,172,356	3,108,457
Intangible assets, net			4,226,280	4,195,496
Investments in associates	4,13		318,173	298,518
Current tax receivable			5,710	14,128
Deferred tax assets	25		116,926	99,964
Investment properties, net			984,582	778,505
Other assets, net	4		15,104,995	13,282,907
Assets held for sale			16,678	54,412

Total assets		￦	317,394,883	304,939,225

Liabilities
Deposits	4	￦	178,861,633	173,295,702
Trading liabilities	4,14		1,104,039	1,370,723
Financial liabilities designated at fair value through profit or loss	4,15		6,153,518	4,822,197
Derivative liabilities	4,10		1,896,975	1,904,044
Borrowings	4		20,642,793	19,518,040
Debt securities issued	4,16		38,220,410	38,838,467
Liability for defined benefit obligations	17		263,000	222,333
Provisions	18		791,087	747,885
Current tax payable			142,513	253,524
Deferred tax liabilities	25		13,450	41,746
Liabilities under insurance contracts	19		15,147,134	13,418,559
Other liabilities	4		24,620,022	21,592,861

Total liabilities			287,856,574	276,026,081

Equity
Capital stock			2,645,053	2,645,053
Other equity instrument			537,443	537,443
Capital surplus			9,887,199	9,887,199
Capital adjustments			(394,217)	(393,097)
Accumulated other comprehensive income			696,224	980,121
Retained earnings			13,858,330	12,715,172

Total equity attributable to equity holders of Shinhan Financial Group Co., Ltd.	20		27,230,032	26,371,891
Non-controlling interests	20		2,308,277	2,541,253

Total equity			29,538,309	28,913,144

Total liabilities and equity		￦	317,394,883	304,939,225

See accompanying notes to the consolidated interim financial statements

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income

For the three month and nine month periods ended September 30, 2013 and 2012

(Unaudited)

(In millions of won)	Note	2013			2012
		Three month period		Nine month period	Three month period	Nine month period
Interest income		￦	3,125,787	9,472,143	3,542,159	10,627,989
Interest expense			(1,473,465)	(4,566,546)	(1,769,798)	(5,340,581)

Net interest income	21		1,652,322	4,905,597	1,772,361	5,287,408

Fees and commission income			862,932	2,606,082	874,945	2,598,571
Fees and commission expense			(544,542)	(1,575,202)	(489,944)	(1,422,176)

Net fees and commission income	22		318,390	1,030,880	385,001	1,176,395

Net insurance loss	19		(97,087)	(272,182)	(57,303)	(155,448)
Dividend income			42,745	140,530	42,562	160,116
Net trading income			357,336	261,337	258,217	579,910
Net foreign currency transaction income (loss)			156,527	(12,921)	119,208	11,783
Net loss on financial instruments designated at fair value through profit or loss			(326,774)	(93,561)	(225,751)	(340,802)
Net gain on sale of available-for-sale financial assets	12		169,973	600,290	94,980	444,630
Impairment losses on financial assets	23		(236,602)	(908,479)	(421,008)	(1,085,475)
General and administrative expenses	24		(1,039,411)	(3,112,450)	(1,023,654)	(2,984,208)
Net other operating expenses			(238,007)	(368,884)	(229,798)	(445,246)

Operating income			759,412	2,170,157	714,815	2,649,063

Equity in income of associates	13		2,504	2,143	6,739	19,733
Other non-operating income (loss), net			(2,064)	48,361	23,444	93,346

Profit before income taxes			759,852	2,220,661	744,998	2,762,142
Income tax expense	25		194,992	540,965	150,361	623,411

Net profit for the period			564,860	1,679,696	594,637	2,138,731

Other comprehensive income (loss) for the period, net of income tax
Items that will be reclassified to profit or loss :
Foreign currency translation adjustments for foreign operations			(86,723)	(31,035)	(3,949)	(13,244)
Net change in unrealized fair value of available-for-sale financial assets			18,656	(297,208)	240,655	136,763
Equity in other comprehensive income (loss) of associates			(9,400)	(6,594)	(1,078)	48
Net change in unrealized fair value of cash flow hedges			19,703	12,714	(4,206)	10,169
Other comprehensive income (loss) of separate account			(650)	(1,451)	2,881	2,290
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability			—	38,475	(67,897)	(67,897)

Total other comprehensive income (loss), net of income tax	20		(58,414)	(285,099)	166,406	68,129

Total comprehensive income for the period		￦	506,446	1,394,597	761,043	2,206,860

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income (continued)

For the three month and nine month periods ended September 30, 2013 and 2012

(Unaudited)

(In millions of won, except earning per share)	Note	2013			2012
		Three month period		Nine month period	Three month period	Nine month period
Net profit attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.	20,26	￦	523,219	1,559,490	552,073	2,011,023
Non-controlling interest			41,641	120,206	42,564	127,708

		￦	564,860	1,679,696	594,637	2,138,731

Total comprehensive income attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.		￦	464,901	1,275,593	718,499	2,079,091
Non-controlling interest			41,545	119,004	42,544	127,769

		￦	506,446	1,394,597	761,043	2,206,860

Earnings per share:	20,26
Basic and diluted earnings per share in won		￦	1,055	3,144	1,116	4,077

See accompanying notes to the consolidated interim financial statements

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity

For the nine month period ended September 30, 2012

(Unaudited)

	Equity attributable to equity holders of Shinhan Financial Group Co., Ltd
(In millions of won)	Capital stock		Other equity instruments	Capital surplus	Capital adjustments	Accumulated other comprehensive income	Retained earnings	Sub-total	Non-controlling interest	Total
Balance at January 1, 2012	￦	2,645,053	238,582	9,886,849	(392,654)	1,188,948	10,829,723	24,396,501	2,462,304	26,858,805
Changes in accounting policy		—	—	—	—	(156,168)	216,755	60,587	—	60,587
Restated Balance at January 1, 2012		2,645,053	238,582	9,886,849	(392,654)	1,032,780	11,046,478	24,457,088	2,462,304	26,919,392

Net profit for the period		—	—	—	—	—	2,011,023	2,011,023	127,708	2,138,731
Other comprehensive income, net of income tax
Foreign currency translation adjustments		—	—	—	—	(13,158)	—	(13,158)	(86)	(13,244)
Net change in unrealized fair value of available-for-sale financial assets		—	—	—	—	135,644	—	135,644	1,119	136,763
Equity in other comprehensive income of associates		—	—	—	—	48	—	48	—	48
Net change in unrealized fair value of cash flow hedges		—	—	—	—	10,169	—	10,169	—	10,169
Other comprehensive income of separate account		—	—	—	—	2,290	—	2,290	—	2,290
Remeasurements of the defined benefit liability						(66,925)		(66,925)	(972)	(67,897)

		—	—	—	—	68,068	—	68,068	61	68,129

Total comprehensive income for the period		—	—	—	—	68,068	2,011,023	2,079,091	127,769	2,206,860

Transactions with owners, etc
Dividends		—	—	—	—	—	(629,508)	(629,508)	—	(629,508)
Dividends to hybrid bonds		—	—	—	—	—	(16,203)	(16,203)	—	(16,203)
Issues of hybrid bonds		—	298,861	—	—	—	—	298,861	—	298,861
Change in other capital surplus		—	—	350	—	—	—	350	—	350
Change in other capital adjustments		—	—	—	(194)	—	—	(194)	—	(194)
Change in other non-controlling interests		—	—	—	—	—	—	—	(126,433)	(126,433)

		—	298,861	350	(194)	—	(645,711)	(346,694)	(126,433)	(473,127)

Balance at September 30, 2012	￦	2,645,053	537,443	9,887,199	(392,848)	1,100,848	12,411,790	26,189,485	2,463,640	28,653,125

See accompanying notes to the consolidated interim financial statements

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity (continued)

For the nine month period ended September 30, 2013

(Unaudited)

	Equity attributable to equity holders of Shinhan Financial Group Co., Ltd
(In millions of won)	Capital stock		Other equity instruments	Capital surplus	Capital adjustments	Accumulated other comprehensive income	Retained earnings	Sub-total	Non-controlling interest	Total
Balance at January 1, 2013	￦	2,645,053	537,443	9,887,199	(393,097)	1,134,820	12,499,259	26,310,677	2,469,146	28,779,823
Changes in accounting policy		—	—	—	—	(154,699)	215,913	61,214	72,107	133,321
Restated Balance at January 1, 2013		2,645,053	537,443	9,887,199	(393,097)	980,121	12,715,172	26,371,891	2,541,253	28,913,144

Net profit for the period		—	—	—	—	—	1,559,490	1,559,490	120,206	1,679,696
Other comprehensive income, net of income tax
Foreign currency translation adjustments		—	—	—	—	(31,018)	—	(31,018)	(17)	(31,035)
Net change in unrealized fair value of available-for-sale financial assets		—	—	—	—	(295,906)	—	(295,906)	(1,302)	(297,208)
Equity in other comprehensive income of associates		—	—	—	—	(6,594)	—	(6,594)	—	(6,594)
Net change in unrealized fair value of cash flow hedges		—	—	—	—	12,714	—	12,714	—	12,714
Other comprehensive income of separate account		—	—	—	—	(1,451)	—	(1,451)	—	(1,451)
Remeasurements of defined benefit liability						38,358		38,358	117	38,475

		—	—	—	—	(283,897)	—	(283,897)	(1,202)	(285,099)

Total comprehensive income for the period		—	—	—	—	(283,897)	1,559,490	1,275,593	119,004	1,394,597

Transactions with owners, etc
Dividends		—	—	—	—	—	(393,878)	(393,878)	—	(393,878)
Dividends to hybrid bonds		—	—	—	—	—	(22,454)	(22,454)	—	(22,454)
Change in other capital adjustments		—	—	—	(1,120)	—	—	(1,120)	—	(1,120)
Change in other non-controlling interests		—	—	—	—	—	—	—	(351,980)	(351,980)

		—	—	—	(1,120)	—	(416,332)	(417,452)	(351,980)	(769,432)

Balance at September 30, 2013	￦	2,645,053	537,443	9,887,199	(394,217)	696,224	13,858,330	27,230,032	2,308,277	29,538,309

See accompanying notes to the consolidated interim financial statements

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Cash Flows

For the nine month periods ended September 30, 2013 and 2012

(Unaudited)

(In millions of won)	Note	2013		2012
Cash flows from operating activities
Profit before income taxes		￦	2,220,661	2,762,142
Adjustments for:
Net interest income	21		(4,905,597)	(5,287,408)
Dividend income			(140,530)	(160,116)
Net fees and commission expense			119,242	38,646
Insurance expense	19		2,125,912	2,143,370
Net trading income			(21,681)	(425,938)
Net foreign currency transaction loss (income)			(25,483)	91,082
Net loss (gain) on financial assets designated at fair value through profit or loss			(135,004)	250,078
Gain on disposal of available-for-sale financial assets	12		(600,290)	(444,630)
Provision for allowance	11		809,341	1,025,640
Impairment losses on other financial assets	23		99,138	59,835
Salaries expense			124,210	105,529
Depreciation and amortization	24		238,875	221,923
Other operating income			(47,054)	(152,522)
Equity in income of associates	13		(2,143)	(19,733)
Other non-operating income, net			2,906	29,684

			(2,358,158)	(2,524,560)

Changes in assets and liabilities:
Due from banks			(5,900,244)	(1,012,697)
Trading assets			(1,986,253)	(3,657,469)
Financial instruments designated at fair value through profit or loss			741,594	642,684
Derivative assets			111,964	572,958
Loans			(5,691,033)	(9,028,680)
Other assets			(2,030,177)	(6,834,759)
Deposits			5,410,711	7,729,688
Liability for defined benefit obligations			(22,294)	(30,621)
Provision			(39,671)	142,706
Other liabilities			3,595,982	9,751,227

			(5,809,421)	(1,724,963)

Income taxes paid			(646,554)	(1,022,632)
Interest received			8,811,513	10,061,601
Interest paid			(5,148,274)	(5,206,804)
Dividends received			142,517	160,067

Net cash provided by (used in) operating activities		￦	(2,787,716)	2,504,851

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Cash Flow (Continued)

For the nine month periods ended September 30, 2013 and 2012

(Unaudited)

(In millions of won)	Note	2013		2012
Cash flows from investing activities
Proceeds from disposition of financial assets designated at fair value through profit or loss		￦	34,576	52,646
Acquisition of financial assets designated at fair value through profit or loss			(6,667)	(129,217)
Proceeds from disposition of available-for-sale financial assets			24,037,304	28,348,393
Acquisition of available-for-sale financial assets			(21,214,017)	(29,452,601)
Proceeds from disposition of held-to-maturity financial assets			1,995,495	1,691,924
Acquisition of held-to-maturity financial assets			(1,083,107)	(1,513,608)
Proceeds from disposition of property and equipment			3,243	991
Acquisition of property and equipment			(255,148)	(187,438)
Proceeds from disposition of intangible assets			2,261	4,207
Acquisition of intangible assets			(61,701)	(91,183)
Proceeds from disposition of investments in associates			14,025	50,368
Acquisition of investments in associates			(38,038)	(11,164)
Proceeds from disposition of investment property			36,400	2,880
Acquisition of investment property			(232,755)	(290,993)
Proceeds from disposition of assets held for sale			53,232	6,330
Net increase in other assets			(7,892)	(31,304)
Net increase (decrease) in derivatives			1,276	(58)
Business combination, net of cash acquired	28		385,291	90,010

Net cash provided by (used in) investing activities			3,663,778	(1,459,817)

Cash flows from financing activities
Issues of hybrid bonds			—	298,861
Proceeds from borrowings			16,003,531	15,418,222
Repayments of borrowings			(14,781,301)	(12,946,931)
Proceeds from debt securities issued			7,252,682	8,549,421
Repayments of debt securities issued			(7,474,879)	(7,844,197)
Repayments of preferred stock			—	(3,765,124)
Net Increase in other liabilities			111,661	23,648
Dividends paid			(416,333)	(643,212)
Net cash flows from derivative financial instruments for hedging purposes			(4,684)	36,752
Decrease in non-controlling interest			(351,980)	(126,410)

Net cash provided by (used in) financing activities			338,697	(998,970)

Effect of exchange rate fluctuations on cash and cash equivalents held			3,715	(6,111)

Increase in cash and cash equivalents			1,218,474	39,953
Cash and cash equivalents at beginning of period	28		5,007,765	3,982,645

Cash and cash equivalents at end of period	28	￦	6,226,239	4,022,598

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2013

(Unaudited)

1.	Reporting entity

Shinhan Financial Group Co., Ltd., the controlling company, and its subsidiaries included in consolidation (collectively the “Group”) are summarized as follows:

(a)	Controlling company

Shinhan Financial Group Co., Ltd. (the “Shinhan Financial Group”) was incorporated on September 1, 2001. Shinhan Financial Group’s shares were listed on the Korea Exchange on September 10, 2001 and Shinhan Financial Group’s American Depository Shares were listed on the New York Stock Exchange on September 16, 2003.

(b)	Ownership of Shinhan Financial Group and its major consolidated subsidiaries as of September 30, 2013, December 31, 2012 are as follows:

Investor	Investee (*)	Location	Date of financial information	Ownership (%)
				2013	2012
Shinhan Financial Group	Shinhan Bank (*3)	Korea	September, 30	100.0	100.0
”	Shinhan Card Co., Ltd.	”	”	100.0	100.0
”	Shinhan Investment Corp.	”	”	100.0	100.0
”	Shinhan Life Insurance Co., Ltd	”	”	100.0	100.0
”	Shinhan Capital Co., Ltd.	”	”	100.0	100.0
”	Jeju Bank (*3)	”	”	68.9	68.9
”	Shinhan Credit Information Co., Ltd.	”	”	100.0	100.0
”	Shinhan Private Equity Investment management	”	”	100.0	100.0
”	Shinhan BNP Paribas AMC (*3)	”	”	65.0	65.0
”	SHC Management Co., Ltd.	”	”	100.0	100.0
”	Shinhan Data system	”	”	100.0	100.0
”	Shinhan Savings Bank (note 5)	”	”	100.0	100.0
”	Shinhan Aitas Co., Ltd.	”	”	99.8	99.8
Shinhan Bank	Shinhan Asia Limited	Hong Kong	”	99.9	99.9
”	Shinhan Bank America	USA	”	100.0	100.0
”	Shinhan Europe GmbH	Germany	”	100.0	100.0
”	Shinhan Khmer Bank	Cambodia	”	90.0	90.0
”	Shinhan Kazakhstan Bank	Kazakhstan	”	100.0	100.0
”	Shinhan Canada Bank	Canada	”	100.0	100.0
”	Shinhan China Limited	China	”	100.0	100.0
”	SBJ Bank	Japan	”	100.0	100.0
”	Shinhan Bank Vietnam	Vietnam	”	100.0	100.0

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2013

(Unaudited)

1.	Reporting entity (continued)

Investor	Investee	Location	Date of financial information	Ownership (%)
				2013	2012
Shinhan Investment Corp.	Shinhan Investment Corp. America Inc.	USA	September, 30	100.0	100.0
”	Shinhan Investment Corp. Europe Ltd.(*2)	UK	”	—	—
”	Shinhan Investment Corp. Asia Ltd.	Hong Kong	”	100.0	100.0
Shinhan Private Equity Investment Management	Symphony Energy Co., Ltd.(*4)	Korea	—	—	77.6
”	HKC&T Co., Ltd.	”	June 30	100.0	100.0
”	Everdigm, Corp. (*3)	”	”	45.2	38.7
Shinhan BNP Paribas AMC	Shinhan BNP Asset Mgt HK Ltd.	Hong Kong	September, 30	100.0	100.0

(*1)	Subsidiaries such as trust, beneficiary certificates, corporate restructuring fund and private equity fund are excluded.
(*2)	The investee is in liquidation for the current period.
(*3)	The amount of dividends paid to non-controlling interests was ￦105,542 million during the period.
(*4)	The investee was liquidated for the current period.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2013

(Unaudited)

(In millions of won)

1.	Reporting entity (continued)

(c)	Summarized financial informations for the subsidiary

i)	Condensed financial position for the Group’s subsidiaries as of September 30, 2013 and December 31, 2012 are as follows:

	2013				2012
	Total assets		Total liabilities	Total equities	Total assets	Total liabilities	Total equities
Shinhan financial group (Separate)	￦	27,282,833	7,249,823	20,033,010	27,212,924	7,546,003	19,666,921
Shinhan Bank(*3)		245,126,899	224,776,870	20,350,029	237,395,784	217,058,924	20,336,860
Shinhan Card Co., Ltd.		21,678,098	15,745,750	5,932,348	22,279,918	16,546,741	5,733,177
Shinhan Investment Corp.		19,061,769	16,824,516	2,237,253	16,465,338	14,287,115	2,178,223
Shinhan Life Insurance Co., Ltd		18,698,890	17,384,939	1,313,951	16,942,184	15,617,037	1,325,147
Shinhan Capital Co., Ltd.		3,661,465	3,154,318	507,147	3,526,185	3,053,871	472,314
Jeju Bank		3,138,890	2,850,137	288,753	3,254,348	2,976,454	277,894
Shinhan Credit Information Co., Ltd.		19,826	6,322	13,504	19,176	5,659	13,517
Shinhan Private Equity Investment management		600,289	522,117	78,172	604,946	524,358	80,588
Shinhan BNP Paribas AMC		162,917	21,934	140,983	168,911	23,218	145,693
SHC Management Co., Ltd.		8,764	1,776	6,988	8,747	331	8,416
Shinhan Data system		22,021	12,643	9,378	16,298	8,594	7,704
Shinhan Savings Bank		850,515	751,371	99,144	636,115	542,861	93,254
Shinhan Aitas Co., Ltd.		33,412	3,636	29,776	30,976	4,309	26,667

	￦	340,346,588	289,306,152	51,040,436	328,561,850	278,195,475	50,366,375

(*1)	Summarized financial informations about the subsidiary are the amount after consolidation, if applicable.
(*2)	Subsidiaries such as trust, beneficiary certificates, corporate restructuring fund and private equity fund are excluded.
(*3)	The hybrid bonds of ￦2,099,350 million and ￦2,329,760 million issued by Shinhan bank were recognized in non-controlling interests as of September 30, 2013 and December 31, 2012, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2013

(Unaudited)

(In millions of won)

1.	Reporting entity (continued)

ii)	Condensed comprehensive income statement for the Group’s subsidiaries for the nine month periods ended September 30, 2013 and 2012 are as follows:

	2013				2012
	Operating income		Net Income (loss)	Total comprehensive income (loss)	Operating income	Net Income (loss)	Total comprehensive income (loss)
Shinhan financial group (separate)	￦	1,060,018	782,269	782,422	945,217	646,309	645,541
Shinhan Bank (*3)		11,680,657	1,089,870	795,495	13,574,813	1,443,443	1,420,482
Shinhan Card Co., Ltd.		3,453,705	534,755	599,657	3,396,862	585,062	613,224
Shinhan Investment Corp.		2,187,749	72,634	69,333	1,408,060	61,933	81,088
Shinhan Life Insurance Co., Ltd		3,810,100	76,345	29,149	3,771,100	187,979	205,494
Shinhan Capital Co., Ltd.		237,152	37,051	35,434	248,492	21,433	20,048
Jeju Bank		134,495	15,856	12,048	146,558	18,846	19,694
Shinhan Credit Information Co., Ltd.		21,500	9	21	22,550	(62)	(231)
Shinhan Private Equity Investment management		167,181	8,128	8,139	29,336	(1,259)	(1,162)
Shinhan BNP Paribas AMC		73,890	23,814	23,810	76,213	24,002	23,653
SHC Management Co., Ltd.		181	(1,427)	(1,427)	224	93	93
Shinhan Data system		45,368	1,370	1,696	43,382	1,600	1,359
Shinhan Savings Bank Co., Ltd.		42,658	(25,967)	(27,461)	98,385	(13,298)	(18,156)
Shinhan Aitas Co., Ltd.		20,353	3,109	3,109	—	—	—

	￦	22,935,007	2,617,816	2,331,425	23,761,192	2,976,081	3,011,127

(*1)	Summarized financial informations about the subsidiary are the amount after consolidation, if applicable.
(*2)	Subsidiaries such as trust, beneficiary certificates, corporate restructuring fund and private equity fund are excluded.
(*3)	The dividends to hybrid bonds of ￦100,785 million and ￦115,525 million issued by Shinhan bank were attributed to non-controlling interests for the nine month periods ended September 30, 2013 and 2012, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2013

(Unaudited)

2.	Basis of preparation

(a)	Statement of compliance

The condensed consolidated interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Corporations.

These condensed consolidated interim financial statements were prepared in accordance with K-IFRS No. 1034, Interim Financial Reporting as part of the period covered by the Group’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the last annual consolidated financial statements as at and for the year ended December 31, 2012. These condensed consolidated interim financial statements do not include all of the disclosures required for full annual financial statements.

(b)	Use of estimates and judgments

The preparation of the condensed consolidated interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty are the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2012.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2013

(Unaudited)

3.	Significant accounting policies

Except as described below, the accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2012. The following changes in accounting policy are also expected to be reflected in the Group’s consolidated financial statements as of and for the year ended December 31, 2013.

(a)	Changes in accounting policies

i) K-IFRS No.1001, Presentation of Financial Statements

The Group has applied the amendments to K-IFRS No.1001, Presentation of Financial Statements since January 1, 2013. The amendments require presenting in other comprehensive income on the basis of whether they are potentially reclassifiable to profit or loss subsequently (reclassification adjustments).

ii) K-IFRS No.1110, Consolidated Financial Statement

The Group adopted K-IFRS No.1110, Consolidated Financial Statements since January 1, 2013. As a result, the Group has changed its accounting policy with respect to determining whether it has control over and consequently whether it consolidates its investees. K-IFRS No.1110 introduces a new control model that is applicable to all investees; among other things, it requires the consolidation of an investee if the Group controls the investee on the basis of de facto circumstances.

iii) K-IFRS No.1111, Joint Arrangements

The Group adopted K-IFRS No.1111, Joint Arrangements since January 1, 2013. The standard classifies joint arrangements into two types—joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint venturers) have rights to the net assets of the arrangement. The standard requires a joint operator to recognize and measure the assets and liabilities (and recognize the related revenues and expenses) in relation to its interest in the arrangement in accordance with relevant IFRSs applicable to the particular assets, liabilities, revenues and expenses. The standard requires a joint venturer to recognize an investment and to account for that investment using the equity method.

iv) K-IFRS No.1112, Disclosure of Interests in Other Entities

The Group adopted K-IFRS No.1112, Disclosure of Interests in Other Entities since January 1, 2013. The standard brings together into a single standard all the disclosure requirements about an entity’s interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. The Group is currently assessing the disclosure requirements for interests in subsidiaries, interests in joint arrangements and associates and unconsolidated structured entities in comparison with the existing disclosures. The standard requires the disclosure of information about the nature, risks and financial effects of these interests.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2013

(Unaudited)

3.	Significant accounting policies (continued)

v) Amendments to K-IFRS No.1019, Employee Benefits

The Group has applied the amendments to K-IFRS No.1019, Employee Benefits since January 1, 2013. The standard requires recognition of actuarial gains and losses immediately in other comprehensive income and to calculate expected return on plan assets based on the rate used to discount the defined benefit obligation.

vi) K-IFRS No.1113, Fair Value Measurement

The Group adopted K-IFRS No.1113, Fair Value Measurement since January 1, 2013. The standard defines fair value and a single framework for fair value, and requires disclosures about fair value measurements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2013

(Unaudited)

(In millions of won)

3.	Significant accounting policies (continued)

(b)	Impact of changes in accounting policy

The following table summarizes the adjustments made to the Group’s statements of financial position as of December 31, 2012.

	December 31, 2012
			Adjustments				As restated
	As previously reported		K-IFRS No.1110	K-IFRS No.1019	K-IFRS No.1001	Sub-total
Total assets	￦	300,848,489	4,090,736	—	—	4,090,736	304,939,225
Total liabilities		272,068,666	3,957,415	—	—	3,957,415	276,026,081
Non-controlling interests		2,469,146	72,107	—	—	72,107	2,541,253

Total equity	￦	28,779,823	133,321	—	—	133,321	28,913,144

The following table summarizes the adjustments made to the Group’s statements of comprehensive income for the nine month period ended September 30, 2012.

	September 30, 2012
			Adjustments				As restated
	As previously reported		K-IFRS No.1110	K-IFRS No.1019	K-IFRS No.1001	Sub-total
Operating Income	￦	2,650,564	(2,489)	94,334	(93,346)	(1,501)	2,649,063
Non-operating Income		—	—	—	93,346	93,346	93,346
Income tax expense		(600,949)	367	(22,829)	—	(22,462)	(623,411)
Net profit for the period		2,069,348	(2,122)	71,505	—	69,383	2,138,731
Total comprehensive income for the period		2,204,189	(938)	3,609	—	2,671	2,206,860
Total comprehensive income attributable to non-controlling interests		127,738	—	30	—	30	127,768

(i)	K-IFRS No.1110, Consolidated Financial Statements

The Group re-assessed the control conclusion for its investees as of January 1, 2013. As a consequence, the Group changed its control relationship with its investees as below.

	Company	Reason
Newly included subsidiaries	Everdigm Corp.	The practical ability to direct the relevant activities

(*)	The Group is exposed, or has rights, to variable returns from its involvement with the guaranteed principal money trusts and has the ability to affect those returns through its power over these investees. Accordingly, they are newly consolidated. Prior to the adoption of K-IFRS No. 1110, they had not been consolidated since the Group had not held the majority of the benefits or the residual risk.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2013

(Unaudited)

(In millions of won)

3.	Significant accounting policies (continued)

(ii)	Amendments to K-IFRS No.1111, Joint Arrangements

As a result of the adoption of K-IFRS No.1111, the Group has changed its accounting policy with respect to its interests in joint arrangements.

Under K-IFRS No.1111, the Group classifies its interests in joint arrangements as either joint operations or joint ventures depending on the Group’s rights to the assets and obligations for the liabilities of the arrangements. When making this assessment, the Group considers the structure of the arrangements, the legal form of any separate vehicles, the contractual terms of the arrangements and other facts and circumstances. Previously, the structure of the arrangement was the sole focus of classification.

The Group has re-evaluated its involvement in its only joint arrangement and has reclassified the investment from jointly controlled entity to joint venture. Notwithstanding the reclassification, the investment continues to be recognized by applying the equity method and there has been no impact on the recognized assets, liabilities and comprehensive income of the Group.

(iii)	Amendments to K-IFRS No.1019, Employee Benefits

The following table summarizes the financial effects on the statement of comprehensive income for the three month and the nine month period ended September 30, 2012 and as of December 31, 2012.

•	Statement of financial position

	December 31, 2012
	As previously reported (*)		Adjustments	As restated
Accumulated other comprehensive income	￦	1,139,879	(159,758)	980,121
Retained earnings		12,555,414	159,758	12,715,172

•	Statement of comprehensive income

	2012
	Three month period		Nine month period
Net income as previously reported (*)	￦	525,443	2,067,226
Increase in:
Administrative expenses		91,285	94,334
Tax expenses		(22,091)	(22,829)

		69,194	71,505

Net income as restated	￦	594,637	2,138,731

(*)	Impact of the amendments to K-IFRS No.1110, Consolidated Financial Statements is adjusted.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2013

(Unaudited)

(In millions of won)

3.	Significant accounting policies (continued)

(iv)	Amendments to K-IFRS No.1001, Presentation of Financial Statements

The Group adopted the amendments pursuant to the amended K-IFRS No.1001, Presentation of Financial Statements from the annual period ended December 31, 2012 and non-operating income is accounted for separately from operating income in the separate statements of comprehensive income. The Group retrospectively applied the amendment to K-IFRS No.1001 and there was no impact net income, for which the impact is as follows:

	2012
	Three month period		Nine month period
Operating profit before adoption of the amendments (*)	￦	738,259	2,742,409
Changes:
Non-operating income
Gain on sale of assets		1,050	3,610
Investments in associates		—	36,084
Other non-operating income		43,165	139,180

		44,215	178,874

Non-operating expense
Loss on sale of assets		(501)	(2,067)
investments in associates		(2,103)	(4,135)
Other non-operating expense		(18,167)	(79,326)

		(20,771)	(85,528)

Operating profit after adoption of the amendment	￦	714,815	2,649,063

(*)	Impact of the amendments to K-IFRS No.1110, Consolidated Financial Statements and K-IFRS No. 1019, Employee Benefits is adjusted.

(c)	New standards and interpretations not yet adopted

The following new standards, interpretations and amendments to existing standards have been published and are mandatory for the Group for annual periods beginning after January 1, 2013, and the Group has not early adopted them.

(i)	Amendments to K-IFRS No.1032, Financial Instruments: Presentation

The amendments clarified the application guidance related to ‘offsetting a financial asset and a financial liability’. The amendment is mandatorily effective for periods beginning on or after January 1, 2014 with earlier application permitted. Management is evaluating the impact of these new standards

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2013

(Unaudited)

4.	Financial risk management

(a)	Overview

As a financial services provider, the Group is exposed to various risks relating to lending, credit card, insurance, securities investment, trading and leasing businesses, its deposit taking and borrowing activities in addition to the operating environment.

The principal risks to which the Group is exposed are credit risk, market risk, interest rate risk, liquidity risk and operational risk. These risks are recognized, measured and reported in accordance with risk management guidelines established at the controlling company level and implemented at the subsidiary level through a carefully stratified checks-and-balances system.

i)	Risk management organization

The Group risk management system is organized along the following hierarchy: from the top and at the controlling company level, the Group Risk Management Committee, the Group Risk Management Council, the Chief Risk Officer and the Group Risk Management Team, and at the subsidiary level, the Risk Management Committees and the Risk Management Team of the relevant subsidiary. The Group Risk Management Committee, which is under the supervision of the controlling company’s board of directors, sets the basic groupwide risk management policies and strategies. The controlling company’s Chief Risk Officer reports to the Group Risk Management Committee, and the Group Risk Management Council, whose members consist of the controlling company’s Chief Risk Officer and the risk management team heads of each of subsidiaries, coordinates the risk management policies and strategies at the group level as well as at the subsidiary level among each of subsidiaries. Each of subsidiaries also has a separate Risk Management Committee, Risk Management Working Committee and Risk Management Team, whose tasks are to implement the groupwide risk management policies and strategies at the subsidiary level as well as to set risk management policies and strategies specific to such subsidiary in line with the groupwide guidelines. The Group also has the Group Risk Management Team, which supports the controlling company’s Chief Risk Officer in his or her risk management and supervisory role.

In order to maintain the groupwide risk at an appropriate level, the Group use a hierarchical risk limit system under which the Group Risk Management Committee assigns reasonable risk limits for the entire group and each of subsidiaries, and the Risk Management Committee and the Management Council of each of subsidiaries manage the subsidiary-specific risks by establishing and managing risk limits in more detail by type of risk and type of product for each department and division within such subsidiary.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2013

(Unaudited)

4.	Financial risk management (continued)

ii)	Risk management framework

The Group takes the following steps to implement the foregoing risk management principles:

•	Risk capital management – Risk capital refers to capital necessary to compensate for losses in case of a potential risk being realized, and risk capital management refers to the process of asset management based on considerations of risk exposure and risk appetite among total assets so that the Group can maintain an appropriate level of risk capital. As part of the Group’s risk capital management, the Group has adopted and maintains various risk planning processes and reflect such risk planning in the Group’s business and financial planning. The Group also has adopted and maintains a risk limit management system to ensure that risks in the Group’s business do not exceed prescribed limits.

•	Risk monitoring – The Group are currently installing a multidimensional risk monitoring system under which the Group will, on a periodic basis, proactively and preemptively review risks that may impact the Group’s overall operations. Currently, each of subsidiaries is required to report to the controlling company any factors that could have a material impact on the groupwide risk management, and the controlling company reports to the Group’s chief risk officer and other members of the Group’s senior management the results of risk monitoring on a weekly, monthly and continual basis. In addition, the Group perform preemptive risk management through a “risk dashboard system” under which the Group closely monitor any increase in asset size, risk levels and sensitivity to external factors with respect to the major asset portfolios of each of subsidiaries, and to the extent such monitoring yields any warning signals, the Group promptly analyze the causes and, if necessary, formulate and implement actions in response to these warning signals.

•	Risk review – Prior to entering any new business, offering any new products or changing any major policies, the Group review any relevant risk factors based on a prescribed risk management checklist and, in the case of changes for which assessment of risk factors is difficult, promote reasonable decision-making in order to avoid taking any unduly risky action. The risk management departments of all subsidiaries are required to review all new businesses, products and services prior to their launch and closely monitor the development of any related risks following their launch, and in the case of any action that involves more than one subsidiary, the relevant risk management departments are required to consult with the risk management team at the controlling company level prior to making any independent risk reviews.

•	Risk management – The Group maintain a groupwide risk management system to detect the early warnings signals of any crisis and, in the event of a crisis actually happening, to respond on a timely, efficient and flexible basis so as to ensure the Group’s survival as a going concern. Each subsidiary maintains crisis planning for three levels of contingencies, namely, “alert”, “imminent crisis” and “crisis”, determination of which is made based on quantitative and qualitative monitoring and consequence analysis, and upon the happening of any such contingency, is required to respond according to a prescribed contingency plan. At the controlling company level, the Group maintains and installs crisis detection and response system which is applied consistently groupwide, and upon the happening of any contingency at a subsidiary level, the Group directly takes charge of the situation so that the Group manages it on a concerted groupwide basis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2013

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(b)	Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers and investment securities. The Group’s credit risk management encompasses all areas of credit that may result in potential economic loss, including not just transactions that are recorded on balance sheets, but also off-balance-sheet transactions such as guarantees, loan commitments and derivatives transactions.

i)	Maximum exposure to credit risk

The Group’s maximum exposure to credit risk without taking account of any collateral held or other credit enhancements as of September 30, 2013 and December 31, 2012 are as follows:

	2013		2012
Due from banks and loans (*1)(*6)(*7)	￦	223,008,807	210,798,802
Banks		13,777,540	11,126,070
Retail		83,994,920	82,924,709
Government		13,535,548	7,597,140
Corporate		95,263,905	92,082,186
Card receivable		16,436,894	17,068,697
Trading assets		14,862,466	14,277,000
Financial assets designated at FVTPL(*3)		1,706,719	1,325,646
AFS financial assets(*4)		29,019,048	31,371,415
HTM financial assets(*5)		10,764,425	11,659,682
Derivative assets		1,858,969	2,170,765
Other financial assets (*1)(*2)		11,225,628	9,563,182
Financial guarantee contracts		2,192,161	2,895,878
Loan commitments and other liabilities for credit		74,453,342	72,383,708

	￦	369,091,565	356,446,078

(*1)	The maximum exposure amounts for due from banks, loans and other financial assets are recorded as net of allowances.
(*2)	Comprise of account receivables, accrued income, guarantee deposits, domestic exchange settlement debit and suspense payments, etc.
(*3)	FVTPL: fair value through profit or loss
(*4)	AFS: available-for-sale
(*5)	HTM: held-to-maturity
(*6)	Due from banks and loans were classified as similar credit risk group in calculating equity capital ratio under New Basel Capital Accord (Basel II).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2013

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(*7)	On October 29, 2013, Keangnam Enterprise has asked its creditors for a debt workout program. As of September 30, 2013, the Group’s maximum exposure to the credit risk related to Keangnam Enterprise and its affiliates is ￦212,412 million, that has the possible effect of resulting in an adjustment amounting to approximately ￦55,000 million of the credit losses, net of tax, under the workout program within the annual financial statements.

ii)	Due from banks and loans by past due or impairment

a)	Due from banks and loans as of September 30, 2013 and December 31, 2012 are as follows:

	2013
	Banks		Retail	Government	Corporate	Card	Total
Neither past due nor impaired	￦	13,785,963	83,337,782	13,542,531	94,969,499	15,919,147	221,554,922
Past due but not impaired		—	561,405	—	426,422	730,889	1,718,716
Impaired		—	538,589	—	1,549,906	479,410	2,567,905

		13,785,963	84,437,776	13,542,531	96,945,827	17,129,446	225,841,543
Less: allowance		(8,423)	(442,856)	(6,983)	(1,681,922)	(692,552)	(2,832,736)

	￦	13,777,540	83,994,920	13,535,548	95,263,905	16,436,894	223,008,807

	2012
	Banks		Retail	Government	Corporate	Card	Total
Neither past due nor impaired	￦	11,133,952	82,394,657	7,600,456	91,602,154	16,539,121	209,270,340
Past due but not impaired		116	438,505	378	496,409	739,736	1,675,144
Impaired		—	478,247	—	1,652,256	533,902	2,664,405

		11,134,068	83,311,409	7,600,834	93,750,819	17,812,759	213,609,889
Less: allowance		(7,998)	(386,700)	(3,694)	(1,668,633)	(744,062)	(2,811,087)

	￦	11,126,070	82,924,709	7,597,140	92,082,186	17,068,697	210,798,802

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2013

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

b)	Credit quality of due from banks and loans, net of allowance, that are neither past due nor impaired as of September 30, 2013 and December 31, 2012 are as follows:

	2013
	Banks		Retail	Government	Corporate	Card	Total
Grade 1 (*1)	￦	13,785,963	77,669,970	13,540,393	57,179,672	14,820,236	176,996,234
Grade 2 (*1)		—	5,667,812	2,138	37,789,827	1,098,911	44,558,688

		13,785,963	83,337,782	13,542,531	94,969,499	15,919,147	221,554,922
Less: allowance		(8,423)	(123,682)	(6,983)	(1,080,601)	(314,821)	(1,534,510)

	￦	13,777,540	83,214,100	13,535,548	93,888,898	15,604,326	220,020,412

Mitigation of credit risk due to collateral (*2)	￦	124,205	56,972,547	417	44,639,567	4,997	101,741,733

	2012
	Banks		Retail	Government	Corporate	Card	Total
Grade 1 (*1)	￦	11,133,866	79,418,399	7,597,923	54,675,569	15,186,242	168,011,999
Grade 2 (*1)		86	2,976,258	2,533	36,926,585	1,352,879	41,258,341

		11,133,952	82,394,657	7,600,456	91,602,154	16,539,121	209,270,340
Less: allowance		(7,998)	(141,664)	(3,690)	(1,070,722)	(321,865)	(1,545,939)

	￦	11,125,954	82,252,993	7,596,766	90,531,432	16,217,256	207,724,401

Mitigation of credit risk due to collateral (*2)	￦	124,104	55,043,349	388	41,733,524	5,529	96,906,894

(*1)	Credit quality of due from banks and loans was classified based on the internal credit rating.
(*2)	The Group holds collateral against due from banks and loans to customers in the form of mortgage interests over property, other registered securities over assets, and guarantees. Estimates of quantification of the extent to which collateral mitigate credit risk are based on the fair value of collateral.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2013

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

c)	Aging analyses of due from banks and loans, net of allowance, that are past due but not impaired as of September 30, 2013 and December 31, 2012 are as follows:

	2013
	Retail		Corporate	Card	Total
Less than 30 days	￦	451,461	349,071	647,788	1,448,320
31~60 days		63,625	36,565	56,652	156,842
61~90 days		43,269	22,953	26,448	92,670
More than 90 days		3,050	17,833	1	20,884

		561,405	426,422	730,889	1,718,716
Less: allowance		(26,559)	(27,668)	(96,355)	(150,582)

	￦	534,846	398,754	634,534	1,568,134

Mitigation of credit risk due to collateral (*)	￦	356,789	186,536	115	543,440

	2012
	Banks		Retail	Government	Corporate	Card	Total
Less than 30 days	￦	116	351,806	378	360,946	636,595	1,349,841
31~60 days		—	53,263	—	59,230	65,267	177,760
61~90 days		—	32,021	—	58,400	37,874	128,295
More than 90 days		—	1,415	—	17,833	—	19,248

		116	438,505	378	496,409	739,736	1,675,144
Less: allowance		—	(20,078)	(3)	(25,601)	(93,680)	(139,362)

	￦	116	418,427	375	470,808	646,056	1,535,782

Mitigation of credit risk due to collateral (*)	￦	—	266,454	44	271,123	22	537,643

(*)	The Group holds collateral against due from banks and loans to customers in the form of mortgage interests over property, other registered securities over assets, and guarantees. Estimates of quantification of the extent to which collateral mitigate credit risk are based on the fair value of collateral.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2013

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

d)	Mitigation of credit risk due to the collateral of impaired due from banks and loans, net of allowance, as of September 30, 2013 and December 31, 2012 are as follows:

	2013
	Retail		Corporate	Card	Total
Impaired loans	￦	538,589	1,549,906	479,410	2,567,905
Less: allowance		(292,627)	(573,653)	(281,376)	(1,147,656)

	￦	245,962	976,253	198,034	1,420,249

Mitigation of credit risk due to collateral	￦	156,656	599,521	9	756,186

	2012
	Retail		Corporate	Card	Total
Impaired loans	￦	478,247	1,652,256	533,902	2,664,405
Less: allowance		(224,957)	(572,310)	(328,519)	(1,125,786)

	￦	253,290	1,079,946	205,383	1,538,619

Mitigation of credit risk due to collateral (*)	￦	124,546	606,059	6	730,611

iii)	Credit rating

a)	Credit rating of debt securities as of September 30, 2013 and December 31, 2012 are as follows:

	2013
	Trading assets		Financial assets designated at fair value through profit or loss	Available–for- sale financial assets	Held-to- maturity financial assets	Total
AAA	￦	5,616,517	199,177	16,944,610	7,798,556	30,558,860
AA- to AA+		4,996,501	225,277	6,268,977	2,440,624	13,931,379
A- to A+		3,381,092	770,085	3,325,725	303,154	7,780,056
BBB- to BBB+		399,747	371,238	1,300,991	19	2,071,995
Lower than BBB-		237,559	—	409,917	23,768	671,244
Unrated		102,745	140,942	768,828	198,304	1,210,819

	￦	14,734,161	1,706,719	29,019,048	10,764,425	56,224,353

	2012
	Trading assets		Financial assets designated at fair value through profit or loss	Available–for- sale financial assets	Held-to- maturity financial assets	Total
AAA	￦	4,376,337	177,567	19,868,860	9,594,512	34,017,276
AA- to AA+		4,601,391	131,845	5,923,292	1,411,353	12,067,881
A- to A+		3,376,639	527,359	3,175,284	293,422	7,372,704
BBB- to BBB+		1,243,112	350,891	1,419,647	19	3,013,669
Lower than BBB-		62,542	—	246,909	26,337	335,788
Unrated		179,050	137,984	737,423	334,039	1,388,496

	￦	13,839,071	1,325,646	31,371,415	11,659,682	58,195,814

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2013

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

The credit qualities of securities (debt securities) according to the credit ratings by external rating agencies are as follows:

	KIS (*1)	KR (*2)	S&P	Fitch	Moody’s
AAA	—	—	AAA	AAA	Aaa
AA- to AA+	AAA	AAA	AA- to AA+	AA- to AA+	Aa3 to Aa1
A- to A+	AA- to AA+	AA- to AA+	A- to A+	A- to A+	A3 to A1
BBB- to BBB+	BBB- to A	BBB- to A	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than Baa3
Unrated	Unrated	Unrated	Unrated	Unrated	Unrated

(*1)	KIS : Korea Investors Service
(*2)	KR : Korea Ratings

b)	Credit status of debt securities as of September 30, 2013 and December 31, 2012 are as follows:

	2013		2012
Neither past due nor impaired	￦	56,218,422	58,164,862
Impaired		5,931	30,952

	￦	56,224,353	58,195,814

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2013

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

iv)	Concentration by industry sector

An analysis of concentration by industry sector of due from banks and loans, net of allowance, as of September 30, 2013 and December 31, 2012 are as follows:

		2013
		Finance and insurance		Manu- facturing	Retail and wholesale	Real estate and service	Other	Retail customers	Total
Due from banks and loans	Banks	￦	12,570,562	—	—	15,297	1,191,681	—	13,777,540
	Retail		—	—	—	—	—	83,994,920	83,994,920
	Government		13,154,975	—	121	30	380,422	—	13,535,548
	Corporate		3,038,001	33,384,966	12,690,461	16,782,224	29,368,253	—	95,263,905
	Card		31,397	137,693	134,618	27,295	483,338	15,622,553	16,436,894

			28,794,935	33,522,659	12,825,200	16,824,846	31,423,694	99,617,473	223,008,807

Trading assets			9,328,218	826,352	357,448	1,299,271	3,051,177	—	14,862,466
Financial assets designated at FVTPL(*1)			1,026,924	120,942	20,276	60,774	477,803	—	1,706,719
AFS financial assets(*2)			19,002,396	1,078,655	175,946	812,802	7,949,249	—	29,019,048
HTM financial assets(*3)			2,618,690	27,391	—	292,668	7,825,676	—	10,764,425

		￦	60,771,163	35,575,999	13,378,870	19,290,361	50,727,599	99,617,473	279,361,465

		2012
		Finance and insurance		Manu- facturing	Retail and wholesale	Real estate and service	Other	Retail customers	Total
Due from banks and loans	Banks	￦	10,090,348	—	—	120,696	915,026	—	11,126,070
	Retail		—	—	—	—	—	82,924,709	82,924,709
	Government		7,304,220	6	132	39	292,743	—	7,597,140
	Corporate		3,078,782	32,595,013	11,630,765	16,625,570	28,152,056	—	92,082,186
	Card		46,493	127,504	140,127	25,846	610,321	16,118,406	17,068,697

			20,519,843	32,722,523	11,771,024	16,772,151	29,970,146	99,043,115	210,798,802

Trading assets			9,204,943	1,185,807	532,840	1,189,942	2,163,468	—	14,277,000
Financial assets designated at FVTPL(*1)			817,997	112,852	10,371	123,632	260,794	—	1,325,646
AFS financial assets(*2)			20,369,556	1,193,095	229,618	1,040,793	8,538,353	—	31,371,415
HTM financial assets(*3)			3,803,177	10,005	—	694,149	7,152,351	—	11,659,682

		￦	54,715,516	35,224,282	12,543,853	19,820,667	48,085,112	99,043,115	269,432,545

(*1)	FVTPL: fair value through profit or loss
(*2)	AFS: available-for-sale
(*3)	HTM: held-to-maturity

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2013

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(c)	Market risk

Market risk from trading positions is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group’s income or the value of its holdings of financial instruments.

Interest rate risk from non-trading positions is the risk of loss resulting from interest rate fluctuations that adversely affect the financial condition and results of operations of the Group and affects the earnings and the economic value of net assets of the Group.

Foreign exchange risk arises because of the Group’s assets and liabilities which are denominated in currencies other than the Won.

i)	Market risk management from trading positions

Trading activities are to realize short-term trading profits in debt and stock markets and foreign exchange markets based on short-term forecast of changes in market situation and profits from arbitrage transactions in derivatives such as swap, forward, futures and option transactions. The Group manages market risk related to its trading positions using VaR, market value-based tool.

An analysis of market risk for trading positions of the major subsidiaries as of and for the nine month period ended September 30, 2013 and the year ended December 31, 2012 are as follows:

i-1)	Shinhan Bank

An analysis of the ten-day 99.9% confidence level-based VaR for managing market risk for trading positions of Shinhan Bank as of and for the nine month period ended September 30, 2013 and the year ended December 31, 2012 are as follows:

	2013
	Average		Maximum	Minimum	At September 30
Interest rate	￦	20,587	28,670	14,413	23,688
Equities		5,514	13,250	2,737	4,408
Foreign exchange(*)		45,622	50,933	41,603	45,835
Option volatility		279	339	219	314
Portfolio diversification		(25,494)	(41,564)	(18,526)	(25,068)

	￦	46,508	51,628	40,446	49,177

	2012
	Average		Maximum	Minimum	At December 31
Interest rate	￦	24,085	32,036	19,817	19,817
Equities		26,476	41,920	11,085	12,247
Foreign exchange(*)		79,449	95,661	49,583	55,243
Option volatility		257	897	95	251
Portfolio diversification		(60,274)	(80,989)	(37,435)	(38,967)

	￦	69,993	89,525	43,145	48,591

(*)	Includes both trading and non-trading accounts as Shinhan Bank manages foreign exchange risk on a total position basis

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2013

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

i-2)	Shinhan Card

An analysis of Shinhan Card’s requisite capital in light of the market risk for trading positions as of and for the nine month period ended September 30, 2013 and the year ended December 31, 2012, based on the standard guidelines for risk management promulgated by the Financial Supervisory Service, is as follows:

	2013
	Average		Maximum	Minimum	At September 30
Interest rate	￦	294	750	150	150
Foreign exchange		42,200	43,933	39,401	40,711

	￦	42,494	44,683	39,551	40,861

	2012
	Average		Maximum	Minimum	At December 31
Interest rate	￦	358	900	250	500
Foreign exchange		35,291	40,972	32,313	36,905

	￦	35,649	41,872	32,563	37,405

(*)	The Group has been exposed to only foreign exchange rate risk of foreign currency equity securities for the purpose of non-trading because the Shinhan Card hedges all cash flow of foreign currency liabilities by currency rate swap.

i-3)	Shinhan Investment

An analysis of the ten-day 99.9% confidence level-based VaR for managing market risk for trading positions of Shinhan Investment as of and for the nine month period ended September 30, 2013 and the year ended December 31, 2012 are as follows:

	2013
	Average		Maximum	Minimum	At September 30
Interest rate	￦	12,445	33,534	2,930	13,968
Equities		8,395	12,672	3,779	9,543
Foreign exchange		2,033	7,524	116	3,777
Option volatility		1,361	3,096	323	2,788
Portfolio diversification		(9,970)	(20,408)	(3,662)	(11,277)

	￦	14,264	36,418	3,486	18,799

	2012
	Average		Maximum	Minimum	At December 31
Interest rate	￦	9,102	15,797	2,532	3,467
Equities		2,790	8,816	882	8,620
Foreign exchange		2,779	10,825	90	1,292
Option volatility		4,465	11,866	237	736
Portfolio diversification		(10,253)	(20,771)	(3,036)	(6,875)

	￦	8,883	26,533	705	7,240

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2013

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

i-4)	Shinhan Life Insurance

An analysis of the ten-day 99.9% confidence level-based VaR for managing market risk for trading positions of Shinhan Life Insurance as of and for the nine month period ended September 30, 2013 and the year ended December 31, 2012 are as follows:

	2013
	Average		Maximum	Minimum	At September 30
Interest rate	￦	2,757	16,445	491	491
Equities		430	988	43	143
Foreign exchange		276	1,191	8	189

	￦	3,463	18,624	542	823

	2012
	Average		Maximum	Minimum	At December 31
Interest rate	￦	826	1,333	197	958
Equities		750	947	499	947
Foreign exchange		216	253	136	135

	￦	1,792	2,533	832	2,040

ii)	Interest rate risk management from non-trading positions

Principal market risk from non-trading activities of the Group is interest rate risk, which affects the Group’s earnings and the economic value of the Group’s net assets:

•	Earnings: interest rate fluctuations have an effect on the Group’s net interest income by affecting its interest-sensitive operating income and expenses and EaR (Earnings at Risk) is a commonly used risk management technique.

•	Economic value of net assets: interest rate fluctuations influence the Group’s net worth by affecting the present value of cash flows from the assets, liabilities and other transactions of the Group and VaR is a commonly used risk management technique.

Accordingly, the Group measures and manages interest rate risk for non-trading activities by taking into account effects of interest rate changes on both its income and net asset value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2013

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

Non-trading positions for interest rate VaR and EaR as of September 30, 2013 and December 31, 2012 are as follows:

ii-1)	Shinhan Bank

	2013		2012
VaR	￦	542,301	841,157
EaR		364,450	249,567

ii-2)	Shinhan Card

	2013		2012
VaR	￦	290,459	338,930
EaR		13,479	29,318

ii-3)	Shinhan Investment

	2013		2012
VaR	￦	5,387	26,289
EaR		110,807	107,733

ii-4)	Shinhan Life Insurance

	2013		2012
VaR	￦	107,974	126,359
EaR		3,877	28,705

(*)	Interest rate VaR and EaR represent the maximum amounts by which net assets and net interest income, respectively, may decrease or increase as of the end of the reporting period and have been computed based on the standardized guidelines proposed by the Basel Committee.

iii)	Foreign exchange risk

The Group manages foreign exchange risk on an overall position basis, including its overseas branches, by covering all of its foreign exchange spot and forward positions in both trading and non-trading accounts.

The management of Shinhan Bank’s foreign exchange position is centralized at the FX & Derivatives Department. Dealers in the FX & Derivatives Department manage Shinhan Bank’s overall position within the set limits through spot trading, forward contracts, currency options, futures and swaps and foreign exchange swaps. Shinhan Bank sets a limit for net open positions by currency and the limits for currencies other than the U.S. dollars, Japanese yen, Euros and Chinese yuan are set in order to minimize other foreign exchange trading.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2013

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(d)	Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset.

Each subsidiary seeks to minimize liquidity risk through early detection of risk factors related to the sourcing and managing of funding that may cause volatility in liquidity and by ensuring that it maintains an appropriate level of liquidity through systematic management. At the groupwide level, the Group manages liquidity risk by conducting monthly stress tests that compare liquidity requirements under normal situations against those under three types of stress situations, namely, the group-specific internal crisis, crisis in the external market and a combination of internal and external crisis. In addition, in order to preemptively and comprehensively manage liquidity risk, the Group measure and monitor liquidity risk management using various indices, including the “limit management index”, “early warning index” and “monitoring index”.

Contractual maturities for financial instruments including cash flows of principal and interest and off balance as of September 30, 2013 and December 31, 2012 are as follows:

	2013
	Less than 1 month		1~3 months	3~6 months	6 months~ 1 year	1~5 years	More than 5 years	Total
Non-derivatives:
Liabilities
Deposits (*2)	￦	78,260,745	21,888,450	26,272,394	45,531,700	11,065,313	2,890,958	185,909,560
Trading liabilities (*3)		1,104,039	—	—	—	—	—	1,104,039
Borrowings		10,111,081	2,291,051	1,548,724	2,268,551	3,635,490	1,076,795	20,931,692
Debt securities issued		1,594,862	2,340,799	2,712,282	6,456,358	24,387,633	5,575,469	43,067,403
Financial liabilities designated at fair value through profit or loss		98,958	306,858	287,200	799,195	4,372,433	288,874	6,153,518
Other financial liabilities		20,592,834	41,794	75,734	260,979	290,305	73,269	21,334,915

	￦	111,762,519	26,868,952	30,896,334	55,316,783	43,751,174	9,905,365	278,501,127

Off balance (*4)
Finance guarantee contracts	￦	2,192,161	—	—	—	—	—	2,192,161
Loan commitments and other		74,453,342	—	—	—	—	—	74,453,342

	￦	76,645,503	—	—	—	—	—	76,645,503

Derivatives:
Cash inflow	￦	1,922,986	594,313	617,936	393,947	2,003,364	835,912	6,368,458
Cash outflow		1,810,544	348,534	610,201	336,864	1,798,272	434,965	5,339,380

	￦	112,442	245,779	7,735	57,083	205,092	400,947	1,029,078

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2013

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

	2012
	Less than 1 month		1~3 months	3~6 months	6 months~ 1 year	1~5 years	More than 5 years	Total
Non-derivatives:
Liabilities
Deposits (*2)	￦	70,081,054	19,834,349	17,568,677	58,212,569	11,138,795	2,655,637	179,491,081
Trading liabilities (*3)		1,370,723	—	—	—	—	—	1,370,723
Borrowings		9,314,059	2,085,094	1,390,841	1,416,346	4,719,507	892,355	19,818,202
Debt securities issued		1,068,555	1,949,034	2,922,035	6,558,938	27,084,263	4,321,377	43,904,202
Financial liabilities designated at fair value through profit or loss		85,260	173,289	296,974	495,799	3,617,151	153,724	4,822,197
Other financial liabilities		17,963,473	50,675	38,652	160,998	434,581	66,282	18,714,661

	￦	99,883,124	24,092,441	22,217,179	66,844,650	46,994,297	8,089,375	268,121,066

Off balance (*4)
Finance guarantee contracts	￦	2,895,878	—	—	—	—	—	2,895,878
Loan commitments and other		72,200,742	—	—	—	—	—	72,200,742

	￦	75,096,620	—	—	—	—	—	75,096,620

Derivatives:
Cash inflow	￦	2,024,108	373,602	161,696	571,717	2,137,068	631,768	5,899,959
Cash outflow		1,761,438	100,083	167,306	569,682	1,939,458	375,361	4,913,328

	￦	262,670	273,519	(5,610)	2,035	197,610	256,407	986,631

(*1)	These amounts include cash flows of principal and interest on financial assets and financial liabilities.
(*2)	Demand deposits amounting to ￦58,372,390 million and ￦52,168,599 million as of September 30, 2013 and December 31, 2012 are included in the ‘Less than 1 month’ category, respectively.
(*3)	Trading liabilities were included in the ‘Less than 1 month’ category.
(*4)	Financial guarantees such as financial guarantee contracts and loan commitments and others provided by the Group are classified based on the earliest date at which the Group should fulfill the obligation under the guarantee when the counter party requests payment.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2013

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(e)	Capital risk management

The controlling company, controlling banks or other financial institutions conducting banking business as prescribed in the Financial Holding Company Act, is required to maintain a minimum consolidated equity capital ratio of 8.0%. “Consolidated equity capital ratio” is defined as the ratio of equity capital as a percentage of risk-weighted assets on a consolidated basis, determined in accordance with the Financial Services Commission requirements that have been formulated based on Bank of International Settlement standards. “Equity capital”, as applicable to bank holding companies, is defined as the sum of Tier I capital (including capital stock, retained earnings, etc.) and Tier II capital (including qualifying subordinated liabilities, etc.) less any deductible items (including goodwill, income tax assets, etc.), each as defined under the Regulation on the Supervision of Financial Holding Companies. “Risk-weighted assets” is defined as the sum of credit risk-weighted assets and market risk-weighted assets.

The capital adequacy ratio as of September 30, 2013 was 13.04%.

(f)	Measurement of fair value

Fair values, which the Group primarily uses for the measurement of financial instruments, are the published price quotations based on market prices or dealer price quotations of financial instruments traded in an active market where available.

If the market for a financial instrument is not active, fair value is determined either by using a valuation technique or independent third-party valuation service. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available, referencing to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

For example, fair value of interest rate swaps and currency forwards were calculated discounted cash flow analysis method and exchange forward rate method.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2013

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

The Group classifies and discloses fair value of the financial instruments into the following three-level hierarchy:

•	Level 1: Financial instruments measured at quoted prices from active markets are classified as fair value level 1.

•	Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.

•	Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

i)	Financial instruments measured at the fair value

i-1) The table below analyzes financial instruments measured at the fair value as of September 30, 2013 and December 31, 2012 by the level in the fair value hierarchy into which the fair value measurement is categorized:

	2013
	Level 1		Level 2	Level 3	Total
Assets
Trading assets	￦	4,811,166	13,323,146	221,691	18,356,003
Financial assets designated at fair value through profit or loss		244,667	2,105,440	889,047	3,239,154
Derivative assets		7,971	1,544,428	306,570	1,858,969
Available-for-sale financial assets		9,620,355	21,920,950	1,977,101	33,518,406

	￦	14,684,159	38,893,964	3,394,409	56,972,532

Liabilities
Trading liabilities	￦	1,104,039	—	—	1,104,039
Financial liabilities designated at fair value through profit or loss		—	724,650	5,428,868	6,153,518
Derivative liabilities		10,232	1,373,814	512,929	1,896,975

	￦	1,114,271	2,098,464	5,941,797	9,154,532

	2012
	Level 1		Level 2	Level 3	Total
Assets
Trading assets	￦	4,046,440	12,430,364	177,451	16,654,255
Financial assets designated at fair value through profit or loss		219,828	1,629,645	692,860	2,542,333
Derivative assets		25,315	1,800,256	345,194	2,170,765
Available-for-sale financial assets		10,146,862	23,577,594	2,559,462	36,283,918

	￦	14,438,445	39,437,859	3,774,967	57,651,271

Liabilities
Trading liabilities	￦	1,370,723	—	—	1,370,723
Financial liabilities designated at fair value through profit or loss		—	563,998	4,258,199	4,822,197
Derivative liabilities		21,286	1,621,254	261,504	1,904,044

	￦	1,392,009	2,185,252	4,519,703	8,096,964

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2013

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

i-2)	Changes in level 3 of the fair value hierarchy

Changes in level 3 of the fair value hierarchy for the nine month period ended September 30, 2013 and for the year ended December 31, 2012 were as follows:

	2013
	Trading assets		FVTPL assets(*1)	Available-for- sale financial assets	Net derivative instruments	FVTPL liabilities(*1)	Total
Beginning balance	￦	177,451	692,860	2,559,462	83,690	4,258,199	7,771,662
Total gain or loss:		(1,960)	9,359	69,463	(145,738)	(21,527)	(90,403)
Recognized in profit or loss		(1,960)	9,359	32,959	(145,141)	(21,527)	(126,310)
Recognized in other comprehensive income		—	—	36,504	(597)	—	35,907
Purchases		486,200	496,560	323,117	55,414	—	1,361,291
Issue		—	—	—	(98,992)	3,511,949	3,412,957
Settlements		(440,000)	(309,667)	(329,910)	(100,733)	(2,319,753)	(3,500,063)
Transfers into level 3		—	(65)	(645,031)	—	—	(645,096)

Ending balance	￦	221,691	889,047	1,977,101	(206,359)	5,428,868	8,310,348

	2012
	Trading assets		FVTPL assets(*1)	Available-for- sale financial assets	Net derivative instruments	FVTPL liabilities(*1)	Total
Beginning balance	￦	9,991	308,029	2,177,125	22,940	3,298,409	5,816,494
Total gain or loss:		2,680	42,955	132,879	418,919	649,683	1,247,116
Recognized in profit or loss		2,680	42,955	88,952	418,900	649,683	1,203,170
Recognized in other comprehensive income		—	—	43,927	19	—	43,946
Purchases		640,000	981,102	548,260	69,590	—	2,238,952
Issue		—	—		(170,367)	9,080,911	8,910,544
Settlements		(480,000)	(737,868)	(594,678)	(221,565)	(8,770,804)	(10,804,915)
Transfers into level 3		4,780	98,642	295,876	(35,827)	—	363,471

Ending balance	￦	177,451	692,860	2,559,462	83,690	4,258,199	7,771,662

(*1)	FVTPL : Fair value through profit of loss

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2013

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

ii)	Financial instruments measured at amortized cost

The method of measuring the fair value of financial instruments measured at amortized cost is as follows:

Type	Measurement methods of fair value
Loans	The fair value of the loans is measured by discounting the expected cash flow at the market interest rate and credit risk, etc.

Held-to-maturity financial assets	The fair value of held-to-maturity financial assets is determined by applying the lesser of two quoted bond prices provided by two bond pricing agencies as of the latest trading date

Deposits and borrowings	The book amount and the fair value for demand deposits, cash management account deposits, call money as short-term instrument are identical. The fair value of others is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

Debt securities issued	The fair value of deposits and borrowings is based on the published price quotations in an active market. In case there is no data for an active market price, it is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

The book value and the fair value of financial instruments measured at amortized cost as of September 30, 2013 and December 31, 2012 were as follows:

	2013			2012
	Book value		Fair value	Book value	Fair value
Assets
Loans	￦	204,910,405	205,300,372	200,288,636	202,224,920
Held-to-maturity financial assets:		10,764,425	11,191,557	11,659,682	12,284,153
Other		11,225,628	11,331,002	9,563,182	9,627,212

	￦	226,900,458	227,822,931	221,511,500	224,136,285

Liabilities
Deposits:	￦	178,861,633	178,948,497	173,295,702	173,592,345
Borrowings:		20,642,793	20,699,544	19,518,040	19,581,684
Debt securities issued:		38,220,410	38,755,584	38,838,467	39,874,554
Other financial liabilities		21,350,978	21,320,072	18,741,468	18,657,587

	￦	259,075,814	259,723,697	250,393,677	251,706,170

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2013

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(g)	Offsetting financial assets and financial liabilities

(i)	Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements as of September 30, 2013 are as follows:

	2013
	Gross amounts of recognized financial assets		Gross amounts of recognized financial liabilities set off in the statement of financial position	Net amounts of financial assets presented in the statement of financial position
Derivatives	￦	1,881,580	—	1,881,580
Bonds purchased under repurchase agreements		9,354,871	—	9,354,871
Securities loaned		124,447	—	124,447
Domestic exchange settlement debit		22,689,949	21,639,301	1,050,648
Other financial instruments		6,973,627	871,045	6,102,582

	￦	41,024,474	22,510,346	18,514,128

	Related amounts not set off in the statement of financial position
	Financial instruments		Cash collateral received	Net amount
Derivatives	￦	1,688,075	8,225	185,280
Bonds purchased under repurchase agreements		9,079,701	—	275,170
Securities loaned		88,918	—	35,529
Domestic exchange settlement debit		10,127	—	1,040,521
Other financial instruments		4,650,365	—	1,452,217

	￦	15,517,186	8,225	2,988,717

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2013

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(ii)	Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as of September 30, 2013 are as follows:

	2013
	Gross amounts of recognized financial liabilities		Gross amounts of recognized financial assets set off in the statement of financial position	Net amounts of financial liabilities presented in the statement of financial position
Derivatives	￦	1,921,991	—	1,921,991
Bonds purchased under repurchase agreements		5,771,980	—	5,771,980
Securities borrowed		663,075	—	663,075
Domestic exchange settlement pending		24,795,143	21,639,301	3,155,842
Other financial instruments		6,658,630	871,045	5,787,585

	￦	39,810,819	22,510,346	17,300,473

	Related amounts not set off in the statement of financial position
	Financial instruments		Cash collateral received	Net amount
Derivatives	￦	1,638,376	—	283,615
Bonds purchased under repurchase agreements		5,771,980	—	—
Securities borrowed		663,075	—	—
Domestic exchange settlement pending		2,434,216	—	721,626
Other financial instruments		4,655,753	—	1,131,832

	￦	15,163,400	—	2,137,073

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2013

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(h)	Classification by categories of financial instruments

Financial assets and liabilities are measured at fair value or amortized cost. The financial instruments measured at fair value or amortized costs are measured in accordance with the Group’s valuation methodologies, which are described in Note 4.(f) Measurement of fair value.

The carrying amounts of each category of financial assets and financial liabilities as of September 30, 2013 and December 31, 2012 are as follows:

	2013
	Trading		FVTPL assets(*1)	AFS(*2)	HTM(*3)	Loans and receivable	Derivatives held for hedging	Total
Assets:
Cash and due from banks	￦	—	—	—	—	20,801,821	—	20,801,821
Trading assets		18,356,003	—	—	—	—	—	18,356,003
Financial assets designated at FVTPL(*1)		—	3,239,154	—	—	—	—	3,239,154
Derivatives		1,672,834	—	—	—	—	186,135	1,858,969
Loans		—	—	—	—	204,910,405	—	204,910,405
AFS financial assets(*2)		—	—	33,518,406	—	—	—	33,518,406
HTM financial assets(*3)		—	—	—	10,764,425	—	—	10,764,425
Other		—	—	—	—	11,225,628	—	11,225,628

	￦	20,028,837	3,239,154	33,518,406	10,764,425	236,937,854	186,135	304,674,811

	2013
	Trading		FVTPL liabilities(*1)	Amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	￦	—	—	178,861,633	—	178,861,633
Trading liabilities		1,104,039	—	—	—	1,104,039
Financial liabilities designated at FVTPL(*1)		—	6,153,518	—	—	6,153,518
Derivatives		1,625,540	—	—	271,435	1,896,975
Borrowings		—	—	20,642,793	—	20,642,793
Debt securities issued		—	—	38,220,410	—	38,220,410
Other		—	—	21,350,978	—	21,350,978

	￦	2,729,579	6,153,518	259,075,814	271,435	268,230,346

(*1)	FVTPL: Fair value through profit of loss
(*2)	AFS: Available-for-sale
(*3)	HTM: Held-to-maturity

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2013

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

	2012
	Trading		FVTPL assets(*1)	AFS(*2)	HTM(*3)	Loans and receivable	Derivatives held for hedging	Total
Assets:
Cash and due from banks	￦	—	—	—	—	13,507,249	—	13,507,249
Trading assets		16,654,255	—	—	—	—	—	16,654,255
Financial assets designated at FVTPL (*1)		—	2,542,333	—	—	—	—	2,542,333
Derivatives		1,901,727	—	—	—	—	269,038	2,170,765
Loans		—	—	—	—	200,288,636	—	200,288,636
AFS financial assets(*2)		—	—	36,283,918	—	—	—	36,283,918
HTM financial assets(*3)		—	—	—	11,659,682	—	—	11,659,682
Other		—	—	—	—	9,563,182	—	9,563,182

	￦	18,555,982	2,542,333	36,283,918	11,659,682	223,359,067	269,038	292,670,020

	2012
	Trading		FVTPL liabilities(*1)	Amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	￦	—	—	173,295,702	—	173,295,702
Trading liabilities		1,370,723	—	—	—	1,370,723
Financial liabilities designated at FVTPL (*1)		—	4,822,197	—	—	4,822,197
Derivatives		1,713,410	—	—	190,634	1,904,044
Borrowings		—	—	19,518,040	—	19,518,040
Debt securities issued		—	—	38,838,467	—	38,838,467
Other		—	—	18,741,468	—	18,741,468

	￦	3,084,133	4,822,197	250,393,677	190,634	258,490,641

(*1)	FVTPL: Fair value through profit of loss
(*2)	AFS: Available-for-sale
(*3)	HTM: Held-to-maturity

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2013

(Unaudited)

(In millions of won)

5.	Business combinations

(a)	Aquisition of Yehanbyoul Saving Bank

On January 11, 2013, Shinhan Financial Group signed a share purchase agreement with Korea Deposit Insurance Corporation (KDIC) for the acquisition of Yehanbyoul Savings Bank (payment for acquisition is ￦45,296 million) which was established by acquiring certain assets and liabilities of Jinheung Savings Bank by KDIC.

On January 31, 2013, Yehanbyoul Savings Bank was incorporated by Shinhan Financial Group as a direct subsidiary subject to the approval of the Financial Services Commission.

On April 1, 2013, Shinhan Savings Bank and Yehanbyoul Savings Bank merged into a single entity, with Yehanbyoul Savings Bank being the surviving entity and the newly merged bank named Shinhan Savings Bank.

(b)	Assets acquired and liabilities assumed from the business combination were as follows:

	Amount
Assets:
Cash and due from banks	￦	907,174
Trading assets		14,813
Available-for-sale financial assets		25,945
Loans		133,663
Property and equipment, net		685
Other assets		5,614

		1,087,894

Liabilities:
Deposits		1,023,195
Other liabilities		31,392

	￦	1,054,587

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2013

(Unaudited)

(In millions of won)

5.	Business combinations (continued)

(c)	Comprehensive loss of the business acquired from the date of acquisition to September 30, 2013 was as follows:

	Amount
	Three month period		Nine month period
Operating loss	￦	(3,029)	(15,793)
Net interest income		8,702	16,431
Interest income		15,325	39,151
Interest expense		(6,623)	(22,720)
Net fees and commission income(expense)		42	(338)
Fees and commission income		356	487
Fees and commission expense		(314)	(825)
Dividend income		—	631
Net trading income		486	286
Net gain on sale of available-for-sale financial assets		25	287
Impairment losses on financial assets		(4,187)	(12,526)
General and administrative expenses		(7,110)	(17,500)
Net other operating expenses		(987)	(3,064)
Other non-operating loss, net		146	(67)

Loss before income taxes		(2,883)	(15,860)

Income tax benefit (expense)		2,068	(2,063)

Net loss for the period		(815)	(17,923)

Other comprehensive loss for the period, net of income tax		(262)	(880)
Net change in unrealized fair value of available-for-sale financial assets		(262)	(880)

Total comprehensive loss for the period		(1,077)	(18,803)

(d)	Goodwill recorded from the business combination is as follows:

	Amount
Cash paid (cash and cash equivalents)	￦	45,296
Net assets acquired		33,307

Goodwill	￦	11,989

The goodwill is attributable mainly to the expected synergies from combining operations of the Group and Yehanbyoul Saving Bank.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2013

(Unaudited)

(In millions of won)

6.	Operating segments

(a)	Segment information

The general descriptions by operating segments as of September 30, 2013 are as follows:

Description

Banking	Retail banking	Loans to or deposits from individual customers, wealth management customers, and institutions such as hospitals, airports and schools

	Corporate and investment banking	Loans to or deposits from corporations including small or medium sized companies and business related to investment banking

	International group	Internal asset and liability management, trading of securities and derivatives, investment portfolio management and other related business supervision on overseas subsidiaries and branch operations and other international business

	Others	Administration of bank operations

Credit card		Credit card business

Securities		Securities trading, underwriting and brokerage services

Life insurance		Life insurance and related business

Others		Leasing, assets management and other businesses

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2013

(Unaudited)

(In millions of won)

6.	Operating segments (continued)

(b)	The following table provides information of income for each operating segment for the nine month periods ended September 30, 2013 and 2012.

	2013
	Banking						Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
	Retail		Corporate	International	Other	Adjustments
Net interest income (loss)	￦	1,723,291	707,352	204,200	655,971	6,270	1,041,590	203,355	444,032	(84,276)	3,812	4,905,597
Net fees and commission Income (loss)		420,442	172,441	35,914	(61,729)	863	113,652	166,544	22,358	164,719	(4,324)	1,030,880
Net other expense		(1,811,429)	(159,029)	(153,972)	(282,549)	(43,343)	(482,323)	(269,349)	(362,300)	(167,865)	(34,161)	(3,766,320)

Operating income (loss)		332,304	720,764	86,142	311,693	(36,210)	672,919	100,550	104,090	(87,422)	(34,673)	2,170,157

Equity method income (loss)		—	—	—	—	17,599	—	(18,819)	—	6,345	(2,982)	2,143
Income tax expense		77,030	165,839	19,946	69,168	(4,822)	154,270	21,624	22,240	22,533	(6,863)	540,965

Income (loss) for the period		260,662	560,284	67,388	233,685	(16,293)	534,755	72,634	76,345	(69,833)	(39,931)	1,679,696

Controlling interest		260,662	560,284	67,388	233,685	(16,440)	534,755	72,634	76,345	(75,853)	(153,970)	1,559,490

Non-controlling interest	￦	—	—	—	—	147	—	—	—	6,020	114,039	120,206

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2013

(Unaudited)

(In millions of won)

6.	Operating segments (continued)

	2012
	Banking						Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
	Retail		Corporate	International	Other	Adjustments
Net interest income (loss)	￦	1,908,354	776,389	225,328	767,242	7,056	1,058,529	189,585	422,627	(71,831)	4,129	5,287,408
Net fees and commission Income (loss)		451,613	214,893	37,955	(41,989)	(12,054)	181,047	186,243	25,829	142,992	(10,134)	1,176,395
Net other expense		(1,800,938)	(286,103)	(148,202)	(312,780)	(22,954)	(501,221)	(306,039)	(213,496)	(236,898)	13,891	(3,814,740)

Operating income (loss)		559,029	705,179	115,081	412,473	(27,952)	738,355	69,789	234,960	(165,737)	7,886	2,649,063

Equity method income (loss)		—	—	—	—	18,017	—	(960)	—	1,340	1,336	19,733
Income tax expense		116,673	148,730	23,532	88,930	(1,978)	168,209	13,784	49,062	16,505	(36)	623,411

Income (loss) for the period		449,351	581,376	91,983	347,486	(7,907)	585,062	61,933	187,979	(161,268)	2,736	2,138,731

Controlling interest		449,351	581,376	91,983	347,486	(8,053)	585,062	61,933	187,979	(159,295)	(126,799)	2,011,023

Non-controlling interest	￦	—	—	—	—	145	—	—	—	(1,974)	129,537	127,708

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2013

(Unaudited)

(In millions of won)

6.	Operating segments (continued)

(c)	The following table provides information of assets for each operating segment as of September 30, 2013 and December 31, 2012.

	2013
	Banking						Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
	Retail		Corporate	International	Other	Adjustments
Trading assets	￦	—	6,172,708	—	2,884,993	(1,065,789)	30,000	9,005,370	712,912	615,809	—	18,356,003
Loans		105,926,975	60,398,172	9,627,498	2,350,864	(1,324,190)	18,906,689	1,290,489	3,992,105	5,119,026	(1,377,223)	204,910,405
Available-for-sale financial assets		601,245	22,366,948	1,110,269	1,994,299	(329,476)	533,042	1,122,318	6,097,220	373,160	(350,619)	33,518,406
Held-to-maturity financial assets		—	7,139,689	375,086	—	—	—	—	3,244,105	5,545	—	10,764,425

	￦	106,528,220	96,077,517	11,112,853	7,230,156	(2,719,455)	19,469,731	11,418,177	14,046,342	6,113,540	(1,727,842)	267,549,239

	2012
	Banking						Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
	Retail		Corporate	International	Other	Adjustments
Trading assets	￦	—	5,606,443	—	2,964,627	(576,199)	100,023	7,776,746	473,707	308,908	—	16,654,255
Loans		104,015,570	58,446,375	8,975,188	2,159,084	(1,591,205)	20,156,564	1,217,660	3,581,004	4,723,211	(1,394,815)	200,288,636
Available-for-sale financial assets		607,848	25,030,962	871,999	2,664,564	(250,777)	486,540	1,455,369	5,339,775	408,824	(331,186)	36,283,918
Held-to-maturity financial assets		—	8,789,842	434,486	—	—	—	—	2,429,848	5,506	—	11,659,682

	￦	104,623,418	97,873,622	10,281,673	7,788,275	(2,418,181)	20,743,127	10,449,775	11,824,334	5,446,449	(1,726,001)	264,886,491

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2013

(Unaudited)

(In millions of won)

7.	Cash and due from banks

(a)	Restricted due from banks as of September 30, 2013 and December 31, 2012 are as follows:

	2013		2012
Deposits in won
Reserve deposits	￦	7,574,269	2,804,583
Other (*)		2,400,932	996,538

		9,975,201	3,801,121

Deposits in foreign currency		579,945	728,619

	￦	10,555,146	4,529,740

(*)	Pursuant to the Regulation on Financial Investment Business, the Group is required to deposit certain portions of customers’ deposits with the Korean Securities Finance Corporation (“KSFC”) or banks to ensure repayment of customer deposits and the deposits may not be pledged as collateral.

8.	Trading assets

Trading assets as of September 30, 2013 and December 31, 2012 are as follows:

	2013		2012
Debt securities:
Governments	￦	1,560,533	993,863
Financial institutions		6,091,274	5,770,083
Corporations		3,260,893	3,089,951
Bills bought		2,484,860	2,787,392
CMA(*)		1,222,627	1,018,520
Others		113,975	179,262

		14,734,162	13,839,071

Equity securities:
Stocks		416,495	327,853
Beneficiary certificates		2,461,477	1,672,624
Others		615,564	376,779

		3,493,536	2,377,256

Other
Gold deposits		128,305	437,928

	￦	18,356,003	16,654,255

(*)	CMA: Cash management account deposits

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2013

(Unaudited)

(In millions of won)

9.	Financial assets designated at fair value through profit or loss

Financial assets designated at fair value through profit or loss as of September 30, 2013 and December 31, 2012 are as follows:

	2013		2012	Condition
Debt securities	￦	1,168,901	853,433	Evaluation and management on a fair value basis, accounting mismatch
Equity securities		1,532,435	1,216,687	Evaluation and management on a fair value basis, accounting mismatch
Others		537,818	472,213	Combined instrument

	￦	3,239,154	2,542,333

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2013

(Unaudited)

(In millions of won)

10.	Derivatives

(a)	The notional amounts of derivatives as of September 30, 2013 and December 31, 2012 are as follows:

	2013		2012
Foreign currency related
Over the counter
Currency forwards	￦	29,515,568	32,456,980
Currency swaps		14,313,883	11,789,631
Currency options		610,656	387,852

		44,440,107	44,634,463

Exchange traded
Currency futures		252,655	123,215

		44,692,762	44,757,678

Interest rates related
Over the counter
Interest rate swaps		89,614,100	91,314,373
Interest rate options		3,411,661	5,776,662

		93,025,761	97,091,035

Exchange traded
Interest rate futures		901,875	631,050

		93,927,636	97,722,085

Credit related
Over the counter
Credit swaps		127,039	165,789
Others		102,144	—

		229,183	165,789

Equity related
Over the counter
Equity swap and forwards		3,574,597	3,091,829
Equity options		2,809,008	1,671,376

		6,383,605	4,763,205

Exchange traded
Equity futures		235,972	161,051
Equity options		1,862,898	4,811,288

		2,098,870	4,972,339

		8,482,475	9,735,544

Commodity related
Over the counter
Swaps and forwards		1,116,579	467,334
Equity options		90,191	77,011

		1,206,770	544,345

Exchange traded
Equity options		300,007	282,185

		1,506,777	826,530

Hedge
Currency forwards		47,310	2,807
Currency swaps		2,341,340	1,848,578
Interest rate swaps		9,256,772	8,484,998

		11,645,422	10,336,383

	￦	160,484,255	163,544,009

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2013

(Unaudited)

(In millions of won)

10.	Derivatives (continued)

(b)	Fair values of derivative instruments as of September 30, 2013 and December 31, 2012 are as follows:

	2013			2012
	Assets		Liabilities	Assets	Liabilities
Foreign currency related
Over the counter
Currency forwards	￦	516,578	477,302	511,226	611,165
Currency swaps		331,012	262,483	361,588	257,034
Currency options		11,922	3,063	25,167	11

		859,512	742,848	897,981	868,210

Interest rates related
Over the counter
Interest rate swaps		537,232	481,930	694,505	593,361
Interest rate options		16,027	20,469	23,921	33,297
Interest rate forwards		—	—	11	—

		553,259	502,399	718,437	626,658

Credit related
Over the counter
Credit swaps		963	564	1,147	842
Others		7	7,312	—	—

		970	7,876	1,147	842

Equity related
Over the counter
Equity swap and forwards		135,761	66,352	182,282	46,436
Equity options		97,929	241,194	75,760	144,417

		233,690	307,546	258,042	190,853

Exchange traded
Equity forwards		47	—	3	—
Equity options		3,800	3,734	20,740	18,995

		3,847	3,734	20,743	18,995

		237,537	311,280	278,785	209,848

Commodity related
Over the counter
Swaps and forwards		15,869	54,492	5,679	5,189
Equity options		1,564	147	1,052	371

		17,433	54,639	6,731	5,560

Exchange traded
Commodity futures		4,123	6,498	4,560	2,291

		21,556	61,137	11,291	7,851

Hedge
Currency forwards		1,016	19	447	—
Currency swaps		8,887	82,527	1,157	100,156
Interest rate swaps		176,232	188,889	261,520	90,479

		186,135	271,435	263,124	190,635

	￦	1,858,969	1,896,975	2,170,765	1,904,044

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2013

(Unaudited)

(In millions of won)

10.	Derivatives (continued)

(c)	Gain or loss on valuation of derivatives for the three month and nine month periods ended September 30, 2013 and December 31, 2012 are as follows:

	2013			2012
	Three month period		Nine month period	Three month period	Nine month period
Foreign currency related
Over the counter
Currency forwards	￦	(44,937)	98,324	(134,628)	33,006
Currency swaps		142,713	(36,044)	125,817	95,777
Currency options		(10,731)	227	(9,668)	(3,037)

		87,045	62,507	(18,479)	125,746

Exchange traded
Currency futures		1,237	1,057	3,284	160

		88,282	63,564	(15,195)	125,906

Interest rates related
Over the counter
Interest rate swaps		(34,437)	(63,452)	(10,384)	(5,567)
Interest rate options		3,690	3,495	(4,295)	(4,248)

		(30,747)	(59,957)	(14,679)	(9,815)

Exchange traded
Interest rate futures		2,880	1,063	(1,101)	(967)

		(27,867)	(58,894)	(15,780)	(10,782)

Credit related
Over the counter
Credit swaps		1,311	(162)	1,635	1,501
Others		(2,737)	(7,411)	—	—

		(1,426)	(7,573)	1,635	1,501

Equity related
Over the counter
Equity swap and forwards		240,005	16,947	165,742	235,140
Equity options		2,257	(9,914)	4,854	7,887

		242,262	7,033	170,596	243,027

Exchange traded
Equity futures		21	970	(271)	(593)
Equity options		1,746	(2,268)	(241)	(106)

		1,767	(1,298)	(512)	(699)

		244,029	5,735	170,084	242,328

Commodity related
Over the counter
Swaps and forwards		73,364	(30,665)	(954)	(4,147)
Commodity options		110	265	317	(785)

		73,474	(30,400)	(637)	(4,932)

Exchange traded
Commodity futures		5,131	(5,833)	2,642	6,936

		78,605	(36,233)	2,005	2,004

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2013

(Unaudited)

(In millions of won)

10.	Derivatives (continued)

	2013			2012
	Three month period		Nine month period	Three month period	Nine month period
Hedge
Currency forwards	￦	3,020	550	169	354
Currency swaps		(85,477)	17,408	(62,941)	(55,004)
Interest rate swaps		7,004	(184,085)	67,426	53,113

		(75,453)	(166,127)	4,654	(1,537)

	￦	306,170	(199,528)	147,403	359,420

11.	Loans

(a)	Loans as of September 30, 2013 and December 31, 2012 are as follows:

	2013		2012
Household loans	￦	75,504,561	74,536,747
Corporate loans		106,389,841	102,861,476
Public and other		2,614,397	3,106,885
Loans to banks		5,858,617	4,557,172
Card receivables		17,160,404	17,853,528

		207,527,820	202,915,808

Present value discount		(38,502)	(39,144)
Deferred loan origination costs and fees		242,836	212,477

		207,732,154	203,089,141
Allowance for impairment		(2,821,749)	(2,800,505)

	￦	204,910,405	200,288,636

(b)	Changes in the allowance for impairment for the nine month period ended September 30, 2013 and the year ended December 31, 2012 are as follows:

	2013				2012
	Loan		Other(*2)	Total	Loan	Other(*2)	Total
Beginning balance	￦	2,800,505	102,946	2,903,451	2,585,244	152,008	2,737,252
Provision for (reversal of) allowance		773,450	35,890	809,340	1,325,006	(9,421)	1,315,585
Write-offs		(891,377)	(19,931)	(911,308)	(1,320,960)	(21,484)	(1,342,444)
Effect of discounting(*3)		(43,849)	—	(43,849)	(68,002)	—	(68,002)
Allowance related to loans transferred		(89,285)	(4,952)	(94,237)	(95,559)	(9,623)	(105,182)
Recoveries		306,788	1,751	308,539	373,197	637	373,834
Others (*1)		(34,483)	(6,899)	(41,382)	1,579	(9,171)	(7,592)

Ending balance	￦	2,821,749	108,805	2,930,554	2,800,505	102,946	2,903,451

(*1)	Other changes were due to debt restructuring, debt-equity swap, and foreign exchange rate, etc
(*2)	Included allowance for due from banks and other assets
(*3)	Accrued interest recognized on impaired financial assets for the period.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2013

(Unaudited)

(In millions of won)

12.	Available-for-sale financial assets and held-to-maturity financial assets

(a)	Available-for-sale financial assets and held-to-maturity financial assets as of September 30, 2013 and December 31, 2012 are as follows:

	2013		2012
Available-for-sale financial assets
Debt securities (*1)
Government bonds	￦	4,130,238	5,446,367
Financial institutions bonds		13,855,368	13,750,391
Corporate bonds and others		11,033,443	12,174,657

		29,019,049	31,371,415

Equity securities (*2)
Stock		3,157,990	3,819,723
Equity investments		510,952	506,012
Beneficiary certificates		730,363	537,766
Others		100,052	49,002

		4,499,357	4,912,503

		33,518,406	36,283,918

Held-to-maturity financial assets
Debt securities
Government bonds		5,448,431	5,717,180
Financial institutions bonds		1,461,205	1,700,583
Corporate bonds and others		3,854,789	4,241,919

	￦	10,764,425	11,659,682

(*1)	Debt securities are measured at fair value by applying the lesser of two quoted bond prices provided by two bond pricing agencies as of the latest trading date from the end of reporting period.
(*2)	Equity securities with no quoted market prices in active markets and for which the fair value cannot be measured reliably are recorded at cost were ￦94,100 million and ￦173,342 million as of September 30, 2013 and December 31, 2012, respectively.

(b)	Gain or loss on sale of available-for-sale financial assets for the three month and nine month periods ended September 30, 2013 and 2012 are as follows:

	2013			2012
	Three month period		Nine month period	Three month period	Nine month period
Gain on sale of available-for-sale financial assets	￦	216,086	666,736	110,230	468,178
Loss on sale of available-for-sale financial assets		(46,113)	(66,446)	(15,250)	(23,548)

	￦	169,973	600,290	94,980	444,630

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2013

(Unaudited)

(In millions of won)

13.	Investments in associates

(a)	Investments in associates as of September 30, 2013 and December 31, 2012 are as follows:

Investees	Country	Date of financial information	Ownership (%) (*1)
			2013	2012
Cardif Life Insurance (*1,3)	Korea	June 30	14.99	14.99
Aju Capital Co., Ltd. (*1,2)	”	”	12.85	12.85
Pohang TechnoPark 2PFV (*2)	”	September 30	14.90	14.90
Daewontos Co., Ltd.(*1,6)	”	June 30	36.33	36.33
Shinhan Corporate Restructuring Fund 5th	”	September 30	45.00	45.00
DCC Corporate Restructuring Fund 1st	”	”	24.14	24.14
PT Clemont Finance Indonesia (*1)	Indonesia	June 30	30.00	30.00
Haejin Shipping Co. Ltd.	Hongkong	September 30	24.00	24.00
APC Fund (*1)	”	June 30	25.20	25.20
SHC-IMM New Growth Fund (*5)	Korea	September 30	64.52	64.52
QCP New Technology Fund 20th	”	”	47.17	47.17
UAMCO., Ltd. (*2)	”	”	17.50	17.50
Miraeasset 3rd Investment Fund	”	”	50.00	50.00
Aju-Shinhan 1st Investment Fund (*5)	”	”	60.00	60.00
Aju-Shinhan 2nd Investment Fund	”	”	—	33.33
Aju 3rd Investment Fund	”	”	—	60.00
Medici 2nd Investment Fund (*5)	”	”	54.67	54.67
STI New growth engine Investment Fund	”	”	50.00	50.00
AJU-SHC WIN-WIN Company Fund 3 (*5)	”	”	70.16	70.16
Shinhan K2 Secondary Fund (*4)	”	”	10.75	10.75
Aju 4th Investment Fund	”	”	30.00	30.00
KDB Daewoo Securities Platinum PEF	”	”	20.00	20.00
Shinhan-stonebridge Petro PEF (*4)	”	”	1.82	1.82
SHINHAN 2013-1 New Technology Business Investment Fund’	”	”	23.53	—
FAMILY FOOD CO,. LTD. (*1)	”	June 30	24.63	—
TS2013-6 M&A Investment Fund	”	September 30	25.00	—
Inhee Co., Ltd (*1,2,6)	”	June 30	15.36	—
Truston Falcon Asia US Feeder Fund	Singapore	September 30	31.58	—
Innopolis-CJ Bio Healthcare Fund	Korea	”	25.00	—

(*1)	Financial statements as of June 30, 2012 were used for the equity method.
(*2)	The Group used the equity method of accounting as the Group has significant influence in electing on the board of directors.
(*3)	The Group has significant influence due to material transaction with investee.
(*4)	As a managing partner, the Group has significant management control over the investee.
(*5)	As a limited partner, the Group is not able to participate in policy-making processes to obtain economic benefit from the investee.
(*6)	The Group reclassifies available-for-sale financial assets that were acquired by debt-equity swap to investments in associates because vergleich procedures were completed and voting rights were restored.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2013

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

(b)	Changes in investments in associates for the nine month period ended September 30, 2013 and December 31, 2012 are as follows:

	2013
Investees	Beginning balance		Investment and dividend	Equity method Income (loss)	Change in other comprehensive income	Ending balance
Cardif Life Insurance	￦	42,647	—	3,215	(6,965)	38,897
Aju Capital Co., Ltd. (*1)		29,653	(1,848)	(731)	(348)	26,726
Pohang TechnoPark 2PFV		2,895	—	(43)	—	2,852
Daewontos Co., Ltd.(*2)		122	—	(122)	—	—
Shinhan Corporate Restructuring Fund 5th		675	—	6	—	681
DCC Corporate Restructuring Fund 1st		296	—	(22)	—	274
PT Clemont Finance Indonesia		6,892	—	177	(31)	7,038
Haejin Shipping Co. Ltd.		—	—	1,068	(36)	1,032
APC Fund		38,101	8,478	(21,779)	(311)	24,489
SHC-IMM New Growth Fund		8,884	—	(166)	—	8,718
QCP New Technology Fund 20th		259	—	(10)	—	249
UAMCO., Ltd.		120,917	—	14,868	—	135,785
Miraeasset 3rd Investment Fund		4,705	—	228	791	5,724
Aju-Shinhan 1st Investment Fund		3,748	(1,922)	(328)	—	1,498
Aju-Shinhan 2nd Investment Fund		675	(693)	18	—	—
Aju 3rd Investment Fund		3,040	(3,698)	658	—	—
Medici 2nd Investment Fund		3,208	—	(27)	—	3,181
STI New growth engine Investment Fund		2,824	(273)	(26)	—	2,525
AJU-SHC WIN-WIN Company Fund 3		2,954	2,139	2	—	5,095
Shinhan K2 Secondary Fund		1,692	1,500	(15)	—	3,177
Aju 4th Investment Fund		2,977	(3,957)	2,530	—	1,550
KDB Daewoo Securities Platinum PEF		6,517	(1,079)	1,144	—	6,582
Shinhan-stonebridge Petro PEF		14,837	(417)	389	—	14,809
SHINHAN 2013-1 New Technology Business Investment Fund’		—	2,000	(12)	—	1,988
FAMILY FOOD CO,. LTD.		—	5,728	11	493	6,232
TS2013-6 M&A Investment Fund		—	4,000	(68)	—	3,932
Inhee Co., Ltd		—	—	973	180	1,153
Truston Falcon Asia US Feeder Fund		—	10,031	222	(250)	10,003
Innopolis-CJ Bio Healthcare Fund		—	4,000	(17)	—	3,983

	￦	298,518	23,989	2,143	(6,477)	318,173

(*1)	The market values of investments are ￦36,975 million as of September 30, 2013 based on the quoted market price at that date.
(*2)	The Group ceases to apply the equity method as investor’s share of losses of an associate exceeds its interest in the associate. The unrecognized share of losses of associate is ￦362 million.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2013

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

	2012
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Cardif Life Insurance	￦	25,028	9,775	1,138	6,706	—	42,647
Aju Capital Co., Ltd. (*1)		33,944	(1,849)	5,505	494	(8,441)	29,653
Macquarie Shinhan Infrastructure Management		4,576	(4,000)	—	(576)	—	—
Pohang TechnoPark 2PFV		3,697	—	(802)	—	—	2,895
Daewontos Co., Ltd.		—	—	122	—	—	122
Shinhan Corporate Restructuring Fund 5th		669	—	6	—	—	675
DCC Corporate Restructuring Fund 1st		845	(290)	(259)	—	—	296
KTB Corporate Restructuring Fund 18th		10	(88)	78	—	—	—
PT Clemont Finance Indonesia		7,346	—	517	(971)	—	6,892
Haejin Shipping Co. Ltd.		1,164	—	(644)	16	(536)	—
APC Fund		38,400	279	2,391	(2,969)	—	38,101
TSYoon 2nd Corporate Restructuring Fund		2,472	(3,475)	570	433	—	—
SHC-IMM New Growth Fund		6,816	2,260	(192)	—	—	8,884
Now IB Fund 6th		1,474	(1,529)	55	—	—	—
QCP New Technology Fund 20th		121	—	138	—	—	259
UAMCO., Ltd.		104,240	—	16,652	25	—	120,917
Miraeasset 3rd Investment Fund		4,688	—	17	—	—	4,705
Now IB Fund 8th		1,334	(1,566)	170	62	—	—
Aju-Shinhan 1st Investment Fund		3,370	—	378	—	—	3,748
Aju-Shinhan 2nd Investment Fund		2,036	(1,645)	284	—	—	675
Aju 3rd Investment Fund		2,789	—	251	—	—	3,040
Stonebridge New Growth Investment Fund		564	(564)	—	—	—	—
Medici 2nd Investment Fund		3,265	—	(57)	—	—	3,208
STI New growth engine Investment Fund		—	2,000	824	—	—	2,824
AJU-SHC WIN-WIN Company Fund 3		—	2,375	579	—	—	2,954
Shinhan K2 Secondary Fund		—	1,750	(58)	—	—	1,692
Aju 4th Investment Fund		—	3,000	(23)	—	—	2,977
KDB Daewoo Securities Platinum PEF		—	6,580	(63)	—	—	6,517
Shinhan-stonebridge Petro PEF		—	14,910	(73)	—	—	14,837
NSC New Technology Fund 1st		—	(34)	34	—	—	—

	￦	248,848	27,889	27,538	3,220	(8,977)	298,518

(*1)	The market values of investments are ￦29,653 million as of December 31, 2012 based on the quoted market price at that date.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2013

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

(c)	Condensed balance sheet information of associates as of September 30, 2013 and December 31, 2012 are as follows:

	2013			2012
Investees	Asset		Liability	Asset	Liability
Cardif Life Insurance	￦	3,331,332	3,067,882	2,993,361	2,765,496
Aju Capital Co., Ltd.		6,018,000	5,336,679	5,857,903	5,153,149
Pohang TechnoPark 2PFV		20,634	1,497	20,993	1,564
Daewontos Co., Ltd.		6,556	7,553	5,314	4,979
Shinhan Corporate Restructuring Fund 5th		2,782	1,269	2,749	1,250
DCC Corporate Restructuring Fund 1st		1,134	—	1,237	11
PT Clemont Finance Indonesia		65,111	41,649	77,548	54,573
Haejin Shipping Co. Ltd.		10,379	6,076	19,681	22,942
APC Fund		107,599	9,225	159,355	11,387
SHC-IMM New Growth Fund		13,511	—	13,772	2
QCP New Technology Fund 20th		526	—	548	—
UAMCO., Ltd.		4,912,657	4,165,498	4,906,009	4,215,061
Miraeasset 3rd Investment Fund		11,504	54	9,474	63
Aju-Shinhan 1st Investment Fund		2,604	107	6,353	106
Aju-Shinhan 2nd Investment Fund		—	—	2,031	7
Aju-Shinhan 3rd Investment Fund		—	—	5,070	3
Medici 2nd Investment Fund		5,819	—	5,869	—
STI New growth engine Investment Fund		5,050	—	5,649	—
AJU-SHC WIN-WIN Company Fund 3		7,312	49	4,229	19
Shinhan K2 Secondary Fund		29,545	—	15,732	—
Aju 4th Investment Fund		5,180	13	9,945	23
KDB Daewoo Securities Platinum PEF		33,006	97	32,676	90
Shinhan-stonebridge Petro PEF		812,705	16	814,189	—
SHINHAN 2013-1 New Technology Business Investment Fund’		8,469	21	—	—
FAMILY FOOD CO,. LTD.		69,788	47,050	—	—
TS2013-6 M&A Investment Fund		15,808	80	—	—
Inhee Co., Ltd		22,752	15,244	—	—
Truston Falcon Asia US Feeder Fund		32,003	325	—	—
Innopolis-CJ Bio Healthcare Fund		15,931	—	—	—

	￦	15,567,697	12,700,384	14,969,687	12,230,725

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2013

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

Condensed income statement information for the nine month periods ended Septmeber 30, 2013 and the year ended December 31, 2012 are as follows:

	2013			2012
Investees	Operating revenue		Net profit	Operating revenue	Net profit
Cardif Life Insurance	￦	578,529	17,224	798,918	2,497
Aju Capital Co., Ltd.		582,158	(8,170)	775,227	40,353
Pohang TechnoPark 2PFV		—	(292)	—	(5,440)
Daewontos Co., Ltd.		12,459	(666)	24,397	243
Shinhan Corporate Restructuring Fund 5th		17	13	19	15
DCC Corporate Restructuring Fund 1st		42	(104)	16	(1,064)
PT Clemont Finance Indonesia		1,606	590	6,558	1,343
Haejin Shipping Co. Ltd.		13,375	7,645	2,482	(3,287)
APC Fund		—	(86,923)	3,564	2,076
SHC-IMM New Growth Fund		76	(258)	102	(300)
QCP New Technology Fund 20th		1	(21)	1	(21)
UAMCO., Ltd.		351,161	84,963	599,570	95,828
Miraeasset 3rd Investment Fund		634	455	195	36
Aju-Shinhan 1st Investment Fund		48	(547)	677	630
Aju-Shinhan 2nd Investment Fund		131	55	882	852
Aju-Shinhan 3rd Investment Fund		1,234	1,097	433	419
Medici 2nd Investment Fund		—	(50)	5	(104)
STI New growth engine Investment Fund		—	(56)	—	1,648
AJU-SHC WIN-WIN Company Fund 3		583	3	844	825
Shinhan K2 Secondary Fund		553	(134)	—	(543)
Aju 4th Investment Fund		9,194	8,440	374	(77)
KDB Daewoo Securities Platinum PEF		6,000	5,718	—	(314)
Shinhan-stonebridge Petro PEF		23,938	21,365	26	(3,991)
SHINHAN 2013-1 New Technology Business Investment Fund’		—	(53)	—	—
FAMILY FOOD CO,. LTD.		15,448	43	—	—
TS2013-6 M&A Investment Fund		—	(272)	—	—
Inhee Co., Ltd		5,171	4,507	—	—
Truston Falcon Asia US Feeder Fund		828	703	—	—
Innopolis-CJ Bio Healthcare Fund		9	(69)	—	—

	￦	1,603,195	55,206	2,214,290	131,624

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2013

(Unaudited)

(In millions of won)

14.	Trading liabilities

Trading liabilities as of September 30, 2013 and December 31, 2012 are as follows:

	2013		2012
Securities sold		662,453	886,662
Gold deposits		441,586	484,061

	￦	1,104,039	1,370,723

15.	Financial liabilities designated at fair value through profit or loss

Financial liabilities designated at fair value through profit or loss as of September 30, 2013 and December 31, 2012 are as follows:

	2013		2012	Condition
Equity-linked securities sold	￦	4,923,495	4,017,337	Combined instrument
Derivatives-combined securities sold		1,229,401	804,860
Securities sold		622	—	Evaluation and management on a fair value basis

	￦	6,153,518	4,822,197

16.	Debt securities issued

Debt securities issued as of September 30, 2013 and December 31, 2012 are as follows:

	2013
	Interest rate (%)	Amount
Debt securities issued in won
Debt securities issued	0.00~8.68%	￦	25,737,602
Subordinated debt securities issued	3.41~8.00%		5,840,655
Loss on fair value hedges			12,683
Discount			(62,503)

			31,528,437

Debt securities issued in foreign currency
Debt securities issued	0.72~8.13%		6,638,604
Subordinated debt securities issued			—
Loss on fair value hedges			80,083
Discount			(26,714)

			6,691,973

		￦	38,220,410

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2013

(Unaudited)

(In millions of won)

16.	Debt securities issued (continued)

	2012
	Interest rate (%)	Amount
Debt securities issued in won
Debt securities issued	2.84%~9.00%	￦	27,355,181
Subordinated debt securities issued	3.41%~10.20%		5,150,290
Loss on fair value hedges			107,559
Discount			(64,123)

			32,548,907

Debt securities issued in foreign currency
Debt securities issued	0.72%~8.13%		6,195,288
Subordinated debt securities issued	10.00%		3,986
Loss on fair value hedges			117,097
Discount			(26,811)

			6,289,560

		￦	38,838,467

17.	Employee benefits

(a)	Defined benefit plan assets and liabilities

Defined benefit plan assets and liabilities as of September 30, 2013 and December 31, 2012 are as follows:

	2013		2012
Present value of defined benefit obligation	￦	1,069,666	1,016,018
Fair value of plan assets		(806,666)	(793,685)

Recognized liabilities for defined benefit obligation	￦	263,000	222,333

(b)	Expense recognized in profit or loss for the three month and nine month periods ended September 30, 2013 and 2012 are as follows:

	2013			2012
	Three month period		Nine month period	Three month period	Nine month period
Current service costs	￦	34,893	105,560	29,338	92,816
Net interest income		1,801	5,906	7,945	14,170

	￦	36,694	111,466	37,283	106,986

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2013

(Unaudited)

(In millions of won)

18.	Provisions

Provisions as of September 30, 2013 and December 31, 2012 are as follows:

	2013		2012
Asset retirement obligations	￦	41,332	39,348
Expected loss related to litigation		112,727	125,037
Unused credit commitments		429,987	415,420
Bonus card points program		26,966	24,873
Financial guarantee contracts issued		81,912	77,840
Others		98,163	65,367

	￦	791,087	747,885

19.	Liability under insurance contracts

(a)	Insurance liabilities as of September 30, 2013 and December 31, 2012 are as follows:

	2013		2012
Policy reserve	￦	15,148,209	13,415,015
Policyholder’s equity adjustment		(1,075)	3,544

	￦	15,147,134	13,418,559

(b)	Income or expenses on insurance for the three month and nine month periods ended September 30, 2013 and 2012 are as follows:

	2013			2012
	Three month period		Nine month period	Three month period	Nine month period
Insurance income
Premium income	￦	998,046	3,178,811	1,171,490	3,143,247
Reinsurance income		857	2,194	873	3,564
Separate account income		3,063	12,710	6,766	12,596

		1,001,966	3,193,715	1,179,129	3,159,407

Insurance expenses
Claims paid		(404,859)	(1,221,172)	(370,351)	(1,109,532)
Reinsurance premium expenses		(916)	(1,923)	(957)	(3,122)
Provision for policy reserves		(520,293)	(1,733,392)	(716,244)	(1,780,422)
Separate account expenses		(3,063)	(12,710)	(6,766)	(12,596)
Discount charge		287	(1,106)	(93)	(284)
Acquisition costs		(128,146)	(429,968)	(169,909)	(507,087)
Collection expenses		(3,325)	(9,231)	(3,490)	(10,319)
Deferred acquisition costs(-)		90,463	336,125	153,923	471,455
Amortization of deferred acquisition costs		(129,201)	(392,520)	(122,545)	(362,948)

		(1,099,053)	(3,465,897)	(1,236,432)	(3,314,855)

Net loss on insurance	￦	(97,087)	(272,182)	(57,303)	(155,448)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2013

(Unaudited)

(In millions of won)

20.	Equity

(a)	Accumulated other comprehensive income

Changes in accumulated other comprehensive income for the nine month period ended September 30, 2013 and the year ended December 31, 2012 are as follows:

	2013
	Items that will be reclassified to profit or loss						Items that will never be reclassified to profit or loss
	Valuation gain(loss) on available-for- sale financial assets		Equity in other comprehensive income of associates	Foreign currency translation adjustments for foreign operations	Net gain(loss) from cash flow hedges	Other Comprehensive income of separate account	Remeasurements of the defined benefit liability	Total
Beginning balance	￦	1,225,809	5,501	(88,298)	(4,846)	1,713	(159,758)	980,121
Fair value evaluation		123,763	(6,476)	—	—	(1,915)	—	115,372
Reclassification
Change due to other comprehensive income of associates		(522,457)	—	—	—	—	—	(522,457)
Effect of hedge accounting		—	—	—	2,157	—	—	2,157
Hedging		3,467	—	40,328	14,616	—	—	58,411
Effects from exchange rate fluctuations		3,629	—	(66,980)	—	—	—	(63,351)
Remeasurements of the defined benefit liability		—	—	—	—	—	50,759	50,759
Deferred income taxes		94,390	(118)	(4,383)	(4,059)	464	(12,284)	74,010
Non-controlling interest		1,302	—	17	—	—	(117)	1,202

Ending balance	￦	929,903	(1,093)	(119,316)	7,868	262	(121,400)	696,224

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2013

(Unaudited)

(In millions of won)

20.	Equity (continued)

	2012
	Items that will be reclassified to profit or loss						Items that will never be reclassified to profit or loss
	Valuation gain(loss) on available-for- sale financial assets		Equity in other comprehensive income of associates	Foreign currency translation adjustments for foreign operations	Net loss from cash flow hedges	Other Comprehensive income of separate account	Remeasurements of the defined benefit liability	Total
Beginning balance	￦	1,211,196	1,404	(1,841)	(20,501)	1,142	(158,620)	1,032,780
Fair value evaluation		448,632	3,220	—	—	842	—	452,694
Reclassification
Change due to other comprehensive income of associates		(438,178)	—	—	—	—	—	(438,178)
Effect of hedge accounting		—	—	—	154,820	—	—	154,820
Hedging		(3,861)	—	82,095	(134,167)	—	—	(55,933)
Effects from exchange rate fluctuations		12,785	—	(151,692)	—	—	—	(138,907)
Remeasurements of the defined benefit liability		—	—	—	—	—	(1,504)	(1,504)
Deferred income taxes		(4,176)	877	(17,082)	(4,998)	(271)	366	(25,284)
Non-controlling interest		(589)	—	222	—	—	—	(367)

Ending balance	￦	1,225,809	5,501	(88,298)	(4,846)	1,713	(159,758)	980,121

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2013

(Unaudited)

(In millions of won)

20.	Equity (continued)

(b)	Regulatory reserve for loan loss

In accordance with Regulations for the Supervision of Financial Institutions, the Group reserves the difference between allowance for credit losses by K-IFRS and Regulations for the Supervision of Financial Institutions at the account of reserve for regulatory reserve for loan loss.

i)	Changes in regulatory reserve for loan loss including non-controlling interest for the nine month period ended September 30, 2013 and the year ended December 31, 2012 are as follows:

	2013		2012
Beginning balance	￦	2,268,459	1,976,425
Provision for regulatory reserve for loan loss		(9,611)	292,034

Ending balance	￦	2,258,848	2,268,459

ii)	Income for the period and earnings per share after adjusted for regulatory reserve for loan loss for the nine month period ended September 30, 2013 are as follows:

	2013			2012
	Three month period		Nine month period	Three month period	Nine month period
Profit for the period	￦	523,219	1,559,490	552,073	2,011,023
Provision for regulatory reserve for loan loss		(24,987)	10,958	(5,902)	(80,813)

Profit adjusted for regulatory reserve	￦	498,232	1,570,448	546,171	1,930,210

Basic and diluted earnings per share adjusted for regulatory reserve in won	￦	1,002	3,167	1,103	3,906

(c)	Dividends recognized as distributions to preferred stockholders for the nine month period ended September 30, 2013 are as follows:

	2013
Common Stock (￦700 per share)	￦	331,940
Preferred Stock		61,938

	￦	393,878

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2013

(Unaudited)

(In millions of won)

21.	Net interest income

Net interest income for the three month and nine month periods ended September 30, 2013 and 2012 were as follows:

	2013			2012
	Three month period		Nine month period	Three month period	NIne month period
Interest income
Cash and due from banks	￦	48,786	155,052	59,475	208,664
Trading assets		123,195	355,258	113,438	366,142
Financial assets designated at fair value through profit or loss		9,479	27,323	8,166	19,183
Available-for-sale financial assets		242,602	749,758	290,110	875,127
Held-to-maturity financial assets		133,224	401,045	150,605	451,003
Loans		2,527,624	7,647,711	2,872,994	8,576,495
Others		40,877	135,996	47,371	131,375

		3,125,787	9,472,143	3,542,159	10,627,989

Interest expense
Deposits		(963,113)	(3,002,958)	(1,173,312)	(3,526,790)
Borrowings		(112,400)	(351,189)	(153,727)	(426,027)
Debt securities issued		(377,003)	(1,152,104)	(424,150)	(1,331,382)
Others		(20,949)	(60,295)	(18,609)	(56,382)

		(1,473,465)	(4,566,546)	(1,769,798)	(5,340,581)

Net interest income	￦	1,652,322	4,905,597	1,772,361	5,287,408

22.	Net fees and commission income

Net fees and commission income for the three month and nine month periods ended September 30, 2013 and 2012 are as follows:

	2013			2012
	Three month period		Nine month period	Three month period	Nine month period
Fees and commission income
Credit placement fees	￦	18,279	50,447	17,903	40,989
Commission received as electronic charge receipt		33,933	98,237	32,981	99,969
Brokerage fees		77,469	251,945	85,660	273,910
Commission received as agency		49,793	163,422	49,620	138,453
Investment banking fees		9,208	30,067	20,941	51,350
Commission received in foreign exchange activities		36,580	107,761	36,529	115,798
Asset management fees		12,602	38,561	11,800	34,756
Credit card fees		522,593	1,565,856	522,747	1,538,916
Others		102,475	299,786	96,764	304,430

		862,932	2,606,082	874,945	2,598,571

Fees and commission expense
Credit-related fee		(8,469)	(28,289)	(7,507)	(26,617)
Credit card fees		(450,177)	(1,290,026)	(431,443)	(1,239,861)
Others		(85,896)	(256,887)	(50,994)	(155,698)

		(544,542)	(1,575,202)	(489,944)	(1,422,176)

Net fees and commission income	￦	318,390	1,030,880	385,001	1,176,395

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2013

(Unaudited)

(In millions of won)

23.	Net impairment loss on financial assets

Net impairment loss on financial assets for the three month and nine month periods ended September 30, 2013 and 2012 are as follows:

	2013			2012
	Three month period		Nine month period	Three month period	Nine month period
Impairment loss
Loans	￦	(184,320)	(773,450)	(410,623)	(1,047,508)
Available-for-sale financial assets		(47,448)	(106,472)	(21,548)	(69,807)
Other		(4,834)	(35,891)	—	—

		(236,602)	(915,813)	(432,171)	(1,117,315)

Reversal of impairment loss
Available-for-sale financial assets		—	7,334	—	9,970
Other		—	—	11,163	21,870

		—	7,334	11,163	31,840

	￦	(236,602)	(908,479)	(421,008)	(1,085,475)

24.	General and administrative expenses

General and administrative expenses for the three month and nine month periods ended September 30, 2013 and 2012 are as follows:

	2013			2012
	Three month period		Nine month period	Three month period	Nine month period
Employee benefits	￦	612,943	1,892,914	614,539	1,813,677
Salaries		571,939	1,765,895	573,860	1,693,972
Severance benefits		41,004	124,845	40,679	118,446
Defined contribution		4,310	13,379	3,396	11,460
Defined benefit		36,694	111,466	37,283	106,986
Termination benefits		—	2,174	—	1,259
Rent		102,550	259,202	84,652	249,327
Entertainment		8,132	23,959	7,516	22,978
Depreciation		52,496	151,410	52,158	150,956
Amortization		30,130	87,465	26,402	70,967
Taxes and dues		47,170	119,474	51,493	120,768
Advertising		50,590	135,287	36,736	117,081
Research		3,030	9,241	2,943	8,931
Others		132,370	433,498	147,215	429,523

	￦	1,039,411	3,112,450	1,023,654	2,984,208

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2013

(Unaudited)

(In millions of won, except earnings per share)

25.	Income tax expense

Income tax expense for the three month and nine month periods ended September 30, 2013 and 2012 are as follows:

	2013			2012
	Three month period		Nine month period	Three month period	Nine month period
Current income tax expense(*)	￦	236,778	512,213	122,866	604,932
Origination and reversal of temporary differences		(19,455)	(45,258)	80,120	40,687
Income tax recognized in other comprehensive income		(22,331)	74,010	(52,625)	(22,208)

Income tax expenses		194,992	540,965	150,361	623,411

Effective tax rate (%)	￦	25.66%	24.36%	20.18%	22.57%

(*)	Adjustment for prior periods was included.

26.	Earnings per share

Basic and diluted earnings per share for the three month and nine month periods ended September 30, 2013 and 2012 are as follows:

	2013			2012
	Three month period		Nine month period	Three month period	Nine month period
Net profit for the period	￦	523,219	1,559,490	552,073	2,011,023
Less: dividends on preferred stock and hybrid bond
Dividends on preferred stock		15,613	46,326	15,612	61,659
Dividends on hybrid bond		7,495	22,456	7,494	16,202

		23,108	68,782	23,106	77,861

Net profit available for common stock		500,111	1,490,708	528,967	1,933,162
Weighted average number of common shares outstanding		474,199,587	474,199,587	474,199,587	474,199,587

Basic and diluted Earnings per share in won		1,055	3,144	1,116	4,077

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2013

(Unaudited)

(In millions of won)

27.	Commitments and contingencies

(a)	Guarantees, acceptances and credit commitments as of September 30, 2013 and December 31, 2012 are as follows:

	2013		2012
Guarantees
Guarantee outstanding	￦	10,536,189	9,555,223
Contingent guarantees		4,696,342	5,202,576

		15,232,531	14,757,799

Commitments to extend credit
Loan commitments in won		52,356,838	51,707,435
Loan commitments in foreign currency		20,536,094	19,267,753
ABS and ABCP Commitments		1,441,842	1,773,404
Others		1,191,708	1,171,917

		75,526,482	73,920,509

Endorsed bills
Secured endorsed bills		21,548	3,946
Unsecured endorsed bills		13,315,900	11,519,392

		13,337,448	11,523,338

Loans sold with recourse		2,099	2,099

	￦	104,098,560	100,203,745

(b)	Legal contingencies

As of September 30, 2013, the Group was involved in 412 pending lawsuits as a defendant (total claim amount: ￦726,383 million) and recorded a provision of ￦112,727 million and reserve of ￦1,236 million with respect to these lawsuits, in other liabilities. In the opinion of management, the ultimate disposition of these pending litigations will not have a material adverse effect on the Group’s financial position, results of operations, or liquidity.

(c)	For the nine month period ended September 30, 2013, Shinhan Bank underwent a tax investigation for the fiscal years from 2009 to 2011 by the Seoul Regional Tax Office. As a result, the Group recognized provisions of ￦40,605 million, net of deferred tax assets of ￦14,251 million to be recognized. The Group can make no reliable estimates of potential tax payments for certain items until the final notification from the tax authority, whose maximum potential amount is estimated to be ￦135,637 million. Accordingly, the Group did not recognize provisions for those items.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2013

(Unaudited)

(In millions of won)

28.	Statement of cash flows

(a)	Cash and cash equivalents in the condensed consolidated interim statements of cash flows for as of September 30, 2013 and December 31, 2012 are as follows:

	2013		2012
Cash and due from banks	￦	20,812,810	13,511,704
Due from financial institutions with a maturity over three month from date of acquisition		(4,031,425)	(3,974,199)
Restricted due from banks		(10,555,146)	(4,529,740)

		(14,586,571)	(8,503,939)

	￦	6,226,239	5,007,765

(b)	On January 11, 2013, the Group obtained a controlling ownership over Yehanbyoul Savings Bank by acquiring an 100 % of the outstanding and voting interests for ￦45,813 million won in consideration.

Net cash inflow was ￦385,291 million from business combination as the investee had cash and cash equivalents of ￦431,104 million.

As of the acquisition date, the Group acquired cash and cash equivalents amounting to ￦90,010 million through the purchase & assumption (P&A) deal for selected assets and liabilities of Tomato Savings Bank Co., Ltd.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2013

(Unaudited)

(In millions of won)

29.	Related parties

Intra-group balances, and income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements.

(a)	Significant balances with the related parties as of September 30, 2013 and December 31, 2012 are as follows:

Related party	Account	2013		2012
Investments in associates
Aju Capital co., Ltd	Loans and receivables	￦	50,000	50,000
”	Allowances		(254)	(254)
”	Deposits		485	20,297
UAMCO., Ltd	Loans and receivables		36,500	—
	Allowances		(49)	—
	Deposits		1,705	517
Pohang TechnoPark2PFV	Deposits		14,370	14,794
Shinhan Corporate Restructuring Fund 5th	Account Receivable		27	27
”	Allowances		(27)	(27)
Cardif Life Insurance	Credit card assets		117	94
”	Deposits		231	2,353
Key management personnel and their immediate relatives
Loans and receivables			4,534	3,221

Assets			90,848	53,061
Liabilities		￦	16,791	37,961

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2013

(Unaudited)

(In millions of won)

29.	Related parties (continued)

(b)	Significant transactions with the related parties for the three month and nine month periods ended September 30, 2013 and 2012 are as follows:

Related party	Account	2013			2012
		Three month period		Nine month period	Three month period	Nine month period
Investments in associates
Aju Capital co., Ltd	Interest income	￦	1,571	1,813	1,388	1,575
”	Interest expense		(24)	(24)	—	—
”	Allowance for impairment		(254)	—	—	—
”	Net other operating income		—	—	(159)	(352)
UAMCO., Ltd	Interest income		51	94	229	246
”	Allowance for impairment		(49)	(49)	(42)	(52)
Pohang TechnoPark2PFV	Allowance for impairment		—	—	—	(3)
”	Net other operating income		—	—	—	(688)
”	Interest expense		(11)	(11)	—	—
Cardif Life Insurance	Fees and commission income		45	133	59	217
Shinhan K2 Secondary Fund	”		231	347	117	164
NSC New Technology Fund 1st	”		22	22	—	—
Key management personnel and their immediate relatives
Interest income			42	123	29	100

		￦	1,624	2,448	1,621	1,207

(c)	Key management personnel compensation

Key management personnel compensation for the nine month periods ended September 30, 2013 and 2012 are as follows:

	2013		2012
Short-term employee benefits	￦	15,059	16,722
Severance benefits		208	291
Share-based payment transactions		4,344	2,686

	￦	19,611	19,699

(d)	There are no guarantees provided between the related parties as of September 30, 2013 and December 31, 2012.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2013

(Unaudited)

(In millions of won)

30.	Interests in Unconsolidated Structured Entities

(a)	The nature and extent of interests in unconsolidated structured entities

The Group involved in assets-backed securitization, structured financing, investment fund and other structured entities and characteristics of these structured entities are as follows:

Description
Assets-backed securitization	Securitization vehicles are established to buy the assets from the originators and issue the asset-backed securities in order to facilitate the originators’ funding activities and enhance their financial soundness. The group is involved in the securitization vehicles by purchasing the asset-backed securities issued, or providing credit enhancement.

Structured financing

Structured entities for project financing are established to raise funds and invest in a specific project such as M&A (Mergers and Acquisitions), BTL (Build-Transfer-Lease), shipping finance, etc.

The Group is involved in the structured entities by originating loans, investing in equity, or providing credit enhancement

Investment fund

Investment funds include trusts, private equity fund and corporate restructuring fund which are financed through the issue of units to invest in a group of assets such as stocks or bonds and distribute their income and capital gains to their investors.

The Group invests in units issued by the fund and manages assets on behalf of third-party investors as fund manager (including General Partner).

i) The size of unconsolidated structured entities as of September 30, 2013 are as follows:

	Assets-backed securitization		Structured financing	Investment fund	Total
Total assets	￦	17,321,428	54,106,945	15,959,475	87,387,848

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2013

(Unaudited)

(In millions of won)

30.	Interests in Unconsolidated Structured Entities (continued)

(b)	Nature of risks

i)	The carrying amounts of the assets and liabilities recognized relating to its interests in unconsolidated structured entities as of September 30, 2013 are as follows:

	Assets-backed securitization		Structured financing	Investment fund	Total
Assets:
Loans	￦	259,406	6,792,848	12,693	7,064,947
Trading assets		64,749	2,552	40,773	108,074
Derivative assets		2,799	9,101	—	11,900
Available for sale financial assets		523,674	234,206	1,075,225	1,833,105
Other assets		481	6	—	487

		851,109	7,038,713	1,128,691	9,018,513

Liabilities:
Other		1,200	—	—	1,200

	￦	1,200	—	—	1,200

ii)	Exposure to risk relating to interests in unconsolidated structured entities as of September 30, 2013 are as follows:

	Assets-backed securitization		Structured financing	Investment fund	Total
Assets held	￦	851,109	7,038,713	1,128,691	9,018,513
ABS and ABCP commitments		108,400	267,800	18,913	395,113
Loan commitments		873,887	322,484	—	1,196,371
Guarantees		—	15,081	—	15,081

	￦	1,833,396	7,644,078	1,147,604	10,625,078